UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number: 001-13425

Ritchie Bros. Auctioneers Incorporated

9500 Glenlyon Parkway

Burnaby, BC, Canada

V5J 0C6

(778) 331 5500

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☐             Form 40-F  ☒

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

indicate by check mark whether by furnishing information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RITCHIE BROS. AUCTIONEERS INCORPORATED
(Registrant)

Date: March 27, 2012	By:	/s/ Jeremy Black
Jeremy Black
Corporate Secretary

RITCHIE BROS. AUCTIONEERS INCORPORATED

Annual Report

2011

Contents

September 30,
Letter to Shareholders	3

Financial Information

Management’s Discussion and Analysis	7

Audited Consolidated Financial Statements

Supplemental Quarterly Data	93

Selected Financial and Operating Data	94

Shareholder Information	95

Forward-looking statements

The discussion in this Annual Report includes forward-looking statements, which involve risks and uncertainties as to possible future outcomes. Readers should refer to the discussion concerning forward-looking statements and risk factors included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2011, which is included in the Financial Information section of this Annual Report.

To Our Fellow Shareholders:

Transformation is part of what makes good companies even better. They don’t stand still and instead look for ways to innovate to improve customer experience and ensure they are offering compelling solutions that are relevant and valuable to customers and potential customers alike. As we look back on 2011 it is clear that it was a year of transformation for Ritchie Bros.

We started the year with a renewed mission statement, with the goal of creating compelling business solutions to enable the world’s builders to easily and confidently exchange equipment. We executed our strategy well in 2011 and delivered record gross auction proceeds of $3.7 billion, the highest in our history, and earnings before tax growth of nearly 20%; we also dramatically improved our customer experience to enhance and extend the appeal of our unreserved auctions.

Transformation came in many different forms for Ritchie Bros. in 2011, and much of it was designed in part to make our auctions easy and confidence inspiring. With a focus on the needs of our customers, we added a number of new features and services to our auction offering. Our detailed equipment information, or DEI, program has been a tremendous success; through this program we provide free of charge on our website to all customers much more detailed information and photos about the equipment to be sold at our auctions. This program is allowing customers to shop with greater ease and bid with more confidence, and has made our auctions more appealing to a broader range of equipment owners.

DEI is also contributing to a healthy increase in the traffic to our website. Unique visits were up roughly 25% in 2011 to approximately 4 million for the year, including a 22% increase in non-English speaking customers. Website users spent on average 29% more time on equipment information pages than before the launch of DEI. These statistics are just one indication that the DEI initiative has been a success; the real testament to its appeal is to talk to the customers who actually use the information, and it is clear that our DEI program is making it easier for equipment owners to do business with us and making them more confident in their bidding and buying decisions.

During 2011 we also launched a number of valued-added services to complement and further enhance the wide range of customer services that we already offer and further extend the appeal of our auctions. These programs are described in more detail in our Management’s Discussion and Analysis that forms part of this annual report, and included:

•	our financing program, which arranges through third party lenders financing options for our customers;

•	powertrain service warranties, underwritten by a third party partner;

•	property and cargo insurance, underwritten by a third party partner;

•	enhanced shipping services, through our partner uShip;

•	free Wi-Fi at all of our auction sites; and

•	our mobile website to make it even easier for our customers to engage with us in the online environment.

We expect to make further enhancements to our mobile site and internet bidding platform in early 2012 in order to integrate even more digital commerce into our live auctions and make our best of both worlds proposition even more compelling. We believe that no other auction company in the world makes live and internet bidding as seamless as we do at Ritchie Bros., and the $1.1 billion of assets we sold to customers over the internet in 2011 is a testament to the power and appeal of our model. Our leadership in live and online equipment commerce is unparalleled and we are working hard to stay out front.

To address the cost of our many buyer-focused initiatives launched in recent periods, we simplified and expanded our fee structure effective July 1, 2011. We eliminated certain fees, including our internet purchase fee, and expanded the scope of our administrative fee that we charge to buyers. This resulted in incremental revenues of $21.9 million in the second half of 2011.

Much of our effort in 2011 was dedicated to customer-focused initiatives to enhance the auction experience for our bidders, buyers and consignors, in addition to the new services and programs discussed above. However, we also undertook some significant internal transformation to ensure we are properly positioned to continue to meet the needs of our growing and evolving business.

In 2011 we took steps to modify our organizational structure to align better with and support our strategy. We have refined sales and operational management roles and on January 1, 2012 we realigned these teams to better equip our sales force and operational teams for success. We have created new senior operations management positions that work closely with our sales leaders and have sole responsibility for our auction sites and the organization and execution of each auction. We believe that separating these roles and increasing specialization will allow our sales teams to become more productive and our operating teams to continue to drive efficiency, as well as further enhance our employee engagement and management bench strength by creating pure sales and operations leadership roles.

Another key component of our new organizational structure is the creation of a new executive group called the Senior Leadership Team, comprised of the following individuals, whose bios are included on our website (www.rbauction.com):

•	Peter Blake – Chief Executive Officer

•	Rob Mackay – President

•	Bob Armstrong – Chief Strategic Development Officer

•	Steve Simpson – Chief Sales Officer

•	Rob McLeod – Chief Financial Officer

•	Andrew Muller – Chief People Officer

•	Kenton Low – Chief Marketing Officer

This team is responsible for our strategic direction and overall management of our company. Andrew Muller and Kenton Low are new additions to our executive team, having joined us in 2011 and 2010, respectively. They bring tremendous depth of skills and experience to our leadership team.

As a reminder, our strategy is comprised of three strategic pillars, which are summarized as follows:

•	GROW OUR CORE AUCTION BUSINESS

We believe unreserved public auctions offer significant benefits over other sales channels, including certainty, fairness and transparency. We intend to focus on increasing our market share with our traditional customer groups, while simultaneously doing more business with new customer groups and in new markets.

•	ADD new BUSINESS & INFORMATION SOLUTIONS

Technology and innovation have played significant roles at Ritchie Bros. in the past decade, enabling us to enhance our auctions and deliver added value to equipment owners around the world. We will continue to harness the latest technology to supplement and enhance our auction services, and investigate new and complementary services to meet the needs of equipment owners that aren’t being met by our unreserved auctions.

•	PERFORM BY BUILDING AN INSPIRED, HIGH-PERFORMANCE, CUSTOMER-FOCUSED RITCHIE BROS. TEAM

Our main internal focus in the coming years will be improving sales force productivity, increasing employee engagement and further augmenting our management bench strength.

2011: the year in review

Following global economic turmoil in 2009 and 2010, the velocity of used equipment transactions started returning to a more balanced state during 2011, particularly in the U.S., our largest market. Equipment owners demonstrated what we considered more typical buying and selling behaviour for most of 2011, which resulted in generally more activity in the marketplace.

The supply of late model used equipment continued to be scarce in 2011, mainly because of the lower production and sale of new equipment over the last two years. Demand for late model equipment remained strong during 2011, in part because of the need of some equipment owners to replace machines that have aged considerably over the last several years, as well as the long lead times for the purchase of many categories of new equipment. These factors contributed to increased used equipment prices at our auctions during 2011 compared to 2010, which in turn contributed to growth in our gross auction proceeds.

We believe our investments and operating decisions over the last few years leave us well positioned to continue to grow our share of the used equipment market in the coming years. We have created a well developed sales team and an auction site network with considerable capacity, both of which we anticipate will help sustain our growth.

2012: the year ahead

We intend to continue executing our strategic plan in 2012, with a clear focus on our mission. Although the vast majority of our resources are firmly focused on growing our core auction business, recently we have dedicated some time to explore solutions for equipment owners whose needs are not met by our unreserved auctions and who do not currently have a satisfactory method for buying and selling used equipment.

We have not traditionally designed services to meet the needs of these equipment owners. However, we are now investigating complementary solutions to expand our service offerings to extend our menu so we can help more of the world’s builders exchange equipment. We believe there is significant opportunity that will not cannibalize our core auction business and will introduce our brand to many new customers. In conjunction with these efforts, we are also looking at complementary solutions that will help us achieve our goal of becoming the industry authority.

We are considering affiliations, partnerships, joint ventures and acquisitions to help us achieve certain of our strategic objectives, and these acquisitions could be potentially material. However, we believe they will accelerate the growth of our complementary service offering and provide significant benefits to our core auction business.

2012 has started strongly, with solid results at early auctions. Our February Orlando auction broke a number of Company records, including the largest sale in our history at over $200 million in gross auction proceeds. These results are important data points that lead one to believe that the used equipment market is carrying strength into 2012. Competition for late model equipment remains fierce, but there are many signs of confidence among our customers and in recent reports from industry participants. Although visibility into the future remains a challenge for Ritchie Bros., we are confident that our growth is on track.

In 2012 we are getting back to basics, having accomplished many of the investment goals we set for ourselves previously. As our capital expenditures return to more historic levels, we are shifting our focus to growing our sales and improving productivity before increasing our capacity and overhead costs. We were effective doing this in 2011, excluding the impact of spending on our strategic initiatives, and intend to continue our efforts in this regard in 2012. This should help margins to continue their recent upward trend and result in improved returns on invested capital.

In conclusion, we would like to thank our people, who worked tirelessly during a year of tremendous growth and significant transformation. We would not have succeeded without the hard work and determination of all the men and women on the Ritchie Bros. team. We are truly grateful for the energy, dedication and passion of our team, and look forward to their continued contributions in the future as we help the world’s builders to easily and confidently exchange equipment.

We also want to thank our shareholders for believing in us through the challenging times over the last few years and trusting in our ability to set an appropriate course for the future. We are proud of our accomplishments in 2011 and are confident we will continue to deliver in 2012. And of course, we need to thank the ever-increasing number of equipment owners who are choosing to participate in our unreserved auctions. We truly appreciate your support and loyalty and are pleased we are able to deliver compelling value to you.

Robert W. Murdoch Chairman	Peter J. Blake Chief Executive Officer

RITCHIE BROS. AUCTIONEERS INCORPORATED

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2011

Overview

The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”, the “Company”, “we” or “us”) for the year ended December 31, 2011 compared to the year ended December 31, 2010. This discussion should be read in conjunction with our audited consolidated financial statements and notes thereto for the year ended December 31, 2011, and with the disclosures below regarding forward-looking statements and risk factors.

The date of this discussion is as of February 24, 2012. Additional information relating to our Company, including our Annual Information Form, is available by accessing the SEDAR website at www.sedar.com. None of the information on the SEDAR website is incorporated by reference into this document by this or any other reference.

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS. We also disclose in this document financial results dating from before our transition to IFRS; these are identified by the title previous GAAP. Amounts discussed below are based on our audited consolidated financial statements prepared in accordance with IFRS and are presented in U.S. dollars. Unless indicated otherwise, all tabular dollar amounts, including related footnotes, presented below are expressed in thousands of dollars, except per share amounts.

Ritchie Bros. is the world’s largest auctioneer of industrial equipment, selling more equipment to on-site and online bidders than any other company in the world. Our world headquarters are located in Vancouver, British Columbia, Canada, and as of the date of this discussion, we operated from over 110 locations in more than 25 countries, including 43 auction sites worldwide. Our mission is to create compelling business solutions that enable the world’s builders to easily and confidently exchange equipment. We sell, through unreserved public auctions, a broad range of used and unused industrial assets, including equipment, trucks and other assets used in the construction, transportation, agricultural, material handling, mining, forestry, petroleum and marine industries.

We operate mainly in the auction segment of the global industrial equipment marketplace. Our primary target markets within that marketplace are the used equipment and truck sectors, which are large and fragmented. The world market for used equipment and trucks is driven by the cumulative supply of used equipment and trucks, which is affected by the ongoing production of new equipment and trucks and the motivation of equipment owners to realign and replace their fleets. Industry analysts estimate that the world-wide value of used equipment and truck transactions, of the type of equipment we sell at our auctions, is greater than $100 billion per year on average. Although we sell more used equipment than any other company in the world, we estimate that our share of this fragmented market is in the low to mid single digit range.

Typically, between 70% and 80% of the value of the items sold at our auctions is purchased by end users of equipment and trucks (retail buyers), such as contractors, with the remainder being purchased primarily by equipment and truck dealers, rental companies and brokers (wholesale buyers). Consignors to our auctions represent a broad mix of equipment owners, the majority being end users of equipment, with the balance being finance companies, truck and equipment dealers and equipment rental companies, among others. Consignment volumes at our auctions are affected by a number of factors, including regular fleet upgrades and reconfigurations, financial pressure, retirements, and inventory reductions, as well as by the timing of the completion of major construction and other projects.

We compete directly for potential purchasers of industrial assets with other auction companies. Our indirect competitors include truck and equipment manufacturers, dealers and brokers, and equipment rental companies that offer an alternative to purchasing. When sourcing equipment to sell at our auctions, we compete with other auction companies, dealers and brokers, and equipment owners that have traditionally disposed of equipment through private sales. Private sales between equipment owners are the dominant form of transaction in the used truck and equipment sectors.

We have several key strengths that we believe provide distinct competitive advantages and will enable us to grow and make our auctions more appealing to both buyers and sellers of industrial assets. Some of our principal strengths include:

•	The power of our brand, which is supported by our reputation for conducting only unreserved auctions and our widely recognized commitment to honesty, integrity and fair dealing.

•	Our ability to transcend local market conditions and create a global marketplace for industrial assets by attracting diverse audiences of mainly end-user bidders from around the world to our auctions.

•	Our size, our financial strength and access to capital, the international scope of our operations, our extensive network of auction sites, and our marketing skills.

•

Our ability to respond to market changes with innovative solutions to enhance our live auctions with technology, such as our online bidding service, our proprietary Virtual Ramp, our Timed Auction system, as well as our 21 language website, to provide participants in the equipment world with a compelling value proposition to meet their needs.

•	Our in-depth experience in the marketplace, including our ability to gather and leverage equipment valuation expertise and proprietary customer and equipment databases.

•

Our dedicated and experienced workforce, which allows us to, among other things, enter new geographic markets, structure deals to meet our customers’ needs, provide high quality and consistent service to consignors and bidders and operate an international network of auction sites that creates value for our customers.

Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. When we say “unreserved” we mean that there are no minimum bids or reserve prices on anything sold at a Ritchie Bros. auction – each item sells to the highest bidder on sale day, regardless of the price. In addition, consignors (or their agents) are not allowed to bid on or buy back or in any way influence the selling price of their own equipment. We maintain this commitment to the unreserved auction process because we believe that an unreserved auction is an efficient, effective and fair way to exchange equipment.

We attract a broad base of bidders from around the world to our auctions. Our worldwide marketing efforts help to attract bidders, and they are willing to travel long distances or participate online in part because of our reputation for conducting fair auctions. These diverse multinational, mainly end user bidding audiences provide a global marketplace that allows our auctions to transcend local market conditions, which we believe is a significant competitive advantage. Evidence of this is the fact that in recent periods an average of approximately 55% of the value of equipment sold at our auctions left the region of the sale (which we define as the state or province of sale for North American and Australian auctions, or the country for sales occurring in other geographies).

We believe that our ability to consistently draw significant numbers of local and international bidders from many different end markets to our auctions, most of whom are end users rather than resellers, is appealing to sellers of used equipment and trucks and helps us to attract consignments to our auctions. Higher consignment volumes attract more bidders, which in turn attract more consignments, and so on in a self-reinforcing process that has helped us to achieve a history of significant growth and momentum in our business.

Following global economic turmoil in 2009 and 2010, the velocity of used equipment transactions started returning to a more balanced state during 2011, particularly in the U.S., with equipment owners demonstrating what we considered more typical buying and selling behaviour.

We saw an improved pricing environment and a lack of supply of late model used equipment in 2011, and as a result we witnessed an increase in competition. Traditional participants, such as equipment dealers and brokers, returned to the market following the challenging environment in 2009 and 2010 which increased competition, contributing to an increase in the volume of our at risk business during 2011 (see below for further discussion).

The supply of late model used equipment was scarce in 2011, mainly because of the lower production and sale of new equipment over the last two years. Demand for late model equipment remained strong during 2011, in part because of the need of some equipment owners to replace machines that have aged considerably over the last several years, as well as the long lead times for the purchase of many categories of new equipment. These factors contributed to increased used equipment prices at our auctions during 2011 compared to 2010, which in turn contributed to growth in our gross auction proceeds and also acted as a further catalyst to encourage equipment owners to sell idle assets. Gross auction proceeds represent the total proceeds from all items sold at our auctions (please see “Sources of Revenue and Revenue Recognition” below). The exception to this was during the third quarter of 2011 when market conditions became more challenging due to market uncertainty. However, this appears to have been a temporary phenomenon and the velocity of used equipment transactions returned during the fourth quarter of 2011.

We believe our investment and operating decisions over the last few years leave us well positioned to continue to grow our share of the used equipment market in the coming years and to deliver compelling solutions to meet the needs of our customers. Through these decisions we are building a well developed sales team and an auction site network with considerable capacity, both of which we anticipate will help sustain our growth. We also believe that, over the long term, designing and executing an appropriate growth strategy will continue to be a significant determinant of our ability to grow our earnings, in part because our share of the world market for used equipment and trucks is small.

Growth Strategies

Our mission is to provide compelling business solutions that enable the world’s builders to easily and confidently exchange equipment. Our customers are the people who buy and sell equipment and trucks to build our homes and offices, schools and community centers, bridges and roads, as well as the people who grow our food and those who support all of these activities, such as finance companies, rental companies, transportation companies and equipment dealers, among others. We are pursuing three strategic pillars, which are designed to help us achieve our mission, as follows.

GROW our core auction business

We believe unreserved public auctions offer significant benefits over other sales channels, including certainty, fairness and transparency. We intend to focus on increasing our market share with our traditional customer groups, while simultaneously doing more business with new customer groups and in new markets. We continue to undertake deeper market research to understand more clearly why equipment owners do or do not use our services, and to help us meet the needs of the large number of equipment owners who may not yet be aware of Ritchie Bros.

We believe that most of our near-term growth will come from our established regions, primarily the United States and Western Europe, and that emerging markets such as China, Brazil and other developing countries offer significant potential for growth in the long-term.

As part of this strategic initiative we are pursuing opportunities to partner with our customers and potential customers by making strategic investments in various entities that we expect will generate equipment consignments to our auctions over the long term.

In addition, we intend to add at least one new auction site to our network each year, as well as replace a number of existing auction sites as necessary to provide capacity for increased consignment volumes. Our auction site network supports our long-term growth and is a critical strategic advantage, which helps us to sustain efficient and scalable growth and give our customers confidence. We also intend to continue to hold offsite auctions in new regions to expand the scope of our operations.

Another key focus of this pillar is to streamline and simplify our auctions, to make them easy for our customers. Many of our new customers have little or no experience buying or selling at unreserved auctions; we want to make the process as easy and customer friendly as possible, so they feel confident on auction day and throughout the whole process.

On July 1, 2011 we introduced our Detailed Equipment Information program, which provides detailed information and photos on our website about equipment being sold in our auctions. We have received positive feedback from our customers and we believe that this information is helping our customers feel more confident, making our auctions more appealing to a broader range of equipment owners.

To address the cost of this and other buyer-focused initiatives launched in recent periods, we simplified and expanded our fee structure effective July 1, 2011. We eliminated certain fees, including our internet purchase fee, and expanded the scope of our administrative fee that we charge to buyers.

ADD new business and information solutions

Technology and innovation have played key roles in our business in the past, allowing us to enhance our auctions and broaden their appeal to more equipment owners. We will continue to investigate new services to meet the needs of equipment owners that are not being met by our unreserved auctions, and harness the latest technology to supplement and enhance our auction services.

Ritchie Bros. Financial Services, or RBFS, a new entity in which we have a 51% interest, was established during the second half of 2011. RBFS arranges, through third party lenders, financing options for our customers to purchase equipment at our auctions in the U.S. and Canada. By providing an easy and integrated lending platform, we believe we have made our auctions more accessible to existing and new customers. To date we have partnered with four lenders in the U.S. and seven lenders in Canada, including GE Capital in both countries. We intend to introduce the service in Europe and other markets in 2012.

In addition to our detailed equipment information and equipment finance programs, on July 1, 2011 we launched other valued-added services for our customers in the U.S., Canada and certain other sites around the world. These new services, which include real-time auction results through www.rbauction.com, powertrain service warranties and property and cargo insurance, complement and further enhance the wide range of customer services that we already offer. Our warranty and insurance programs are underwritten by third party partners who specialize in these products. The implementation of these services has been well received by our customers, with many choosing to purchase one or more of these services.

We are also investing in enhanced business intelligence and data analysis tools to improve our understanding of the equipment market, and position Ritchie Bros. as a knowledge and information authority. We intend to continue to enhance our website at www.rbauction.com by making it easier to use, more powerful and more valuable to equipment owners, with the goal of making it the preferred global equipment website.

Recently we began to explore solutions for equipment owners whose needs are not met by our unreserved auctions and who do not currently have a satisfactory method for buying and selling used equipment. We have not traditionally designed services to meet the needs of these equipment owners.

However, we are now investigating complementary solutions to expand our service offering and extend our brand so we can help more of the world’s builders exchange equipment. We believe there is significant opportunity that will not cannibalize our core auction business and will increase our share of wallet with our existing customers and introduce our brand to many new customers.

PERFORM by building an inspired high-performance, customer-focused Ritchie Bros. team

To maintain our high standards of customer service, we employ people who we believe embody our core values, especially the value of putting our customers first.

Our primary focus areas in the coming years will be improving our sales force productivity and the efficiency of our auction operations, as well as further enhancing employee engagement and management bench strength. We are focused on developing future managers and are taking steps to improve our ability to attract, develop and retain key players. Though we are maintaining our long-term target of increasing our sales force by an average of 5% to 10% per year, as planned we did not achieve this target in 2011 as we focused on increasing the productivity of our existing team.

In July 2011 we announced our updated organizational structure to align better with and support our strategy. We have taken steps to refine sales and operational management roles and on January 1, 2012 we realigned these teams to better equip our sales force and operational teams for success. We have created new senior operations management positions that work closely with our sales leaders and have sole responsibility for our auction sites and the organization and execution of each auction. Previously the overall management of our auction sites, including sales and operations teams, was the responsibility of the Regional Manager. We believe that separating these roles and increasing specialization will allow our sales teams to become more productive and continue to drive efficiency in our operations, as well as further enhance our employee engagement and management bench strength.

Another key component of our new organization structure is the creation of the Senior Leadership Team, comprised of the following:

•	Peter Blake – Chief Executive Officer

•	Rob Mackay – President

•	Bob Armstrong – Chief Strategic Development Officer

•	Rob McLeod – Chief Financial Officer

•	Steve Simpson – Chief Sales Officer

•	Andrew Muller – Chief People Officer

•	Kenton Low – Chief Marketing Officer

This team is responsible for our strategic direction and overall management of our company and includes the newly created positions of Chief Strategic Development Officer, Chief Sales Officer, Chief People Officer, Chief Marketing Officer.

Sources of Revenue and Revenue Recognition

Gross auction proceeds represent the total proceeds from all items sold at our auctions. Our definition of gross auction proceeds may differ from those used by other participants in our industry. Gross auction proceeds is an important measure we use in comparing and assessing our operating performance. It is not a measure of our financial performance, liquidity or revenue and is not presented in our consolidated financial statements. We believe that auction revenues, which is the most directly comparable measure in our income statement, and certain other line items, are best understood by considering their relationship to gross auction proceeds. Auction revenues represent the revenue we earn in the course of conducting our auctions. The portion of gross auction proceeds that we do not retain is remitted to our customers who consign the items we sell at our auctions.

Auction revenues are comprised of auction commissions and auction fees. Auction commissions are earned from consignors through straight commission and guarantee contracts as well as the net profits or losses on the sale of inventory items. Auction fees are made up of administrative fees, internet purchase fees, proxy purchase fees, documentation fees and storage fees. Beginning July 1, 2011 the internet purchase and proxy fees were eliminated and we expanded and simplified our administrative fee to be applicable to all buyers at our auctions. We also earn revenue from our insurance, warranty and customer finance programs and this revenue has been recorded as a part of auction fees.

All auction revenues are recognized when the auction sale is complete and we have determined that the auction proceeds are collectible.

Auction Commissions

Straight commission contracts are our most common type of auction contract and are used by us when we act as agent for consignors and earn a pre-negotiated, fixed commission rate on the gross sales price of the consigned equipment at auction. Straight commission sales were approximately 64% of our gross auction proceeds in the year ended December 31, 2011 and 61% for the fourth quarter of 2011. In recent years they have represented approximately 75-80% of our gross auction proceeds on an annual basis.

In the normal course of business, we sometimes guarantee minimum sales proceeds to a consignor and earn a commission based on the actual results of the auction, typically including a pre-negotiated percentage of any sales proceeds in excess of the guaranteed amount. The consigned equipment is sold on an unreserved basis at the next practical auction in the same manner as other consignments. If the actual auction proceeds are less than the guaranteed amount, our commission is reduced, and if the proceeds are sufficiently less, we can incur a loss on the sale.

Auction commissions also include the net profit or loss on the sale of inventory in cases where we acquire ownership of equipment for a short time prior to an auction sale. We purchase equipment for specific auctions and sell it at those auctions in the same manner as consigned equipment. During the period that we retain ownership, the cost of the equipment is recorded as inventory on our balance sheet. The net gain or loss on the sale is recorded as auction commissions.

We generally refer to our guarantee and outright purchase business as our at risk, or underwritten, business and we are generally indifferent between a guarantee contract and an inventory contract. As we do not control the sale price of items sold at our auctions, both a guarantee contract and an inventory contract represent a similar nature of risk and opportunity for us. Our customers’ circumstances, risk tolerance and sale objectives will ultimately determine the final form of the contract.

Our at risk business represented approximately 36% of our gross auction proceeds in 2011 and 39% for the fourth quarter of 2011. This is higher than our historic levels of approximately 20% to 25% of our annual gross auction proceeds.

Competition for equipment consignments to sell at our auctions intensified in 2011, and this resulted in an increase in the relative proportion of our at risk business in 2011. One of our competitive advantages is our financial strength, including our access to capital, and we have used this strategically in response to the intensified competition in the marketplace. We believe that because we were able to provide greater liquidity and certainty to our customers by providing outright purchase options, this resulted in more inventory contracts during 2011. It also explains the increase in the level of inventory on our recent period end balance sheet.

The choice by consignors between straight commission, guarantee, or outright purchase arrangements depends on many factors, including the consignor’s risk tolerance and sale objectives. We work with our consignors to provide them with the contract option that best suits their needs at that point in time. As a result, the mix of contracts in a particular quarter or year fluctuates and is not necessarily indicative of the mix in future periods. The composition of our auction commissions and our auction revenue rate (i.e. auction commissions as a percentage of gross auction proceeds) are affected by the mix and performance of contracts entered into with consignors in the particular period and fluctuates from period to period.

Auction Fees

Auction fees are generally earned from buyers at our auctions. Administrative fees are the most significant component of auction fees and are charged to buyers on a fixed percentage of the purchase price of each lot, to a maximum amount based on the value of the items purchased. We also earn documentation fees and storage fees for services provided to both our buyers and consignors. The changes to our fee structure that took effect July 1, 2011, as discussed above, resulted in a net increase of $21.9 million in our auction fees in the second half of the year.

Auction revenue rate

Our auction revenue rate performance for the past five years is presented in the table below and includes both our total auction revenue rate as well as our auction commission rate. Our auction revenue rate for the year ended December 31, 2011 was 10.66% and was positively impacted in the second half of the year by the change in our administrative fees which took effect July 1, 2011. Our past experience has shown that our auction revenue rate can vary and is difficult to estimate precisely; over the past two years our quarterly rate has ranged between 9.96% and 11.84%.

The impact of the changes to our fee structure on our auction revenue rate is demonstrated in the graph below.

(1)	The auction revenue rate for the first quarter in 2010 excludes the results of the auction of the megayacht Apoise; had these been included the auction revenue rate would have been 10.76%.

(2)	The revised administrative fee that took effect on July 1, 2011 resulted in an increase in our auction revenue rate of 128 basis points for the second half of 2011.

In general, the largest contributor to the variability of our auction revenue rate is the performance, rather than the amount, of our at risk business. In a period when our at risk business performs better than average, our auction revenue rate typically exceeds the expected average rate. Conversely, if our at risk business performs below average, our auction revenue rate will typically be below the expected average rate. Our straight commission rate and our fees remain fairly consistent.

Competition increased in 2011 and, as anticipated, the performance of our 2011 at risk business was lower than in 2010 and 2009, and this resulted in our auction revenue rate performing below our expected average rate. Our auction revenue rate in 2010 and 2009 performed above the normal trend; we believe this strong performance was related in part to the economic environment, which dampened competition for at risk business.

Influences on auction revenues

Our gross auction proceeds and auction revenues are influenced by the seasonal nature of the auction business, which is determined mainly by the seasonal nature of the construction and natural resources industries in which many of our customers participate. Gross auction proceeds and auction revenues tend to be higher during the second and fourth calendar quarters, during which time we generally conduct more business than in the first and third calendar quarters. This seasonality contributes to quarterly variability in our net earnings because a significant portion of our operating costs is relatively fixed.

Gross auction proceeds and auction revenues are also affected on a period-to-period basis by the timing of major auctions. Also, in newer markets where we are developing operations, the number and size of auctions and, as a result, the level of gross auction proceeds and auction revenues, are likely to vary more dramatically from period to period than in our established markets, where the number, size and frequency of our auctions are more consistent. In addition, economies of scale are generally achieved as our operations in a region evolve from conducting intermittent auctions, to establishing a regional auction site, and ultimately to developing a permanent auction site. Economies of scale are also usually achieved when our auctions increase in size.

Because of these seasonal and period-to-period variations, we believe that our gross auction proceeds, auction revenues and net earnings are best compared on an annual basis.

Operations

The majority of our industrial auctions are held at our permanent auction sites, where we generally own the land and facilities, or at regional auction sites, where we usually lease the land and typically have more modest facilities. We also hold off-site auctions at temporary locations, often on land owned by one of the main consignors to the particular auction. Most of our agricultural auctions are off-site auctions that take place on the consignor’s farm. During 2011, 91% of our gross auction proceeds were attributable to auctions held at our permanent auction sites and regional auction sites (2010 – 92%).

Effective February 2012 we changed our definition of permanent auction site and regional auction site (formerly regional auction unit) to reflect better some of our recent investments. For the year ended December 31, 2011 we had 39 permanent auction sites (2010: 39) and 4 regional auction sites (2010: 4). Further discussion of the changes to our auction site definitions and a list of our auction sites is included in our Annual Information Form for the year ended December 31, 2011; the auction site information is incorporated by reference into this MD&A.

During 2011, we had approximately 385,000 bidder registrations at our industrial auctions, compared to approximately 340,000 in 2010. In 2011 we generated approximately 41,300 industrial asset consignments, which was 3% greater than the 40,000 generated in 2010. We handled approximately 268,500 industrial lots in 2011 compared to 277,000 lots in 2010.

During 2011, we conducted 228 unreserved industrial auctions at locations in North and Central America, Europe, the Middle East, Australia and India (2010 – 230 auctions). We also held 111 unreserved agricultural auctions during the year in Canada (2010 – 106). Although our auctions vary in size, our 12 month rolling average industrial auction results were as follows:

Average industrial auction

	September 30,	September 30,
	Twelve months ended December 31, 2011	Twelve months ended December 31, 2010
Gross auction proceeds	$15.5 million	$13.4 million

Registered bidders	1,690	1,475

Consignors	181	175

Lots	1,180	1,205

We sold over $1.1 billion of equipment, trucks and other assets to online bidders during 2011, representing a 29% increase compared to 2010 (2010 – approximately $872 million) and a new company record. Our online sales growth in 2011 reconfirmed our position as the world’s largest seller of industrial equipment to online buyers.

Our website – www.rbauction.com—achieved some significant milestones in 2011. We experienced an increase of 25% in the total number of unique visitors to the site during 2011 compared to 2010. We had roughly 4 million unique visitors during 2011 and over 10 million visits. With its capabilities in 21 languages, our new website has opened up our auctions to previously untapped markets of non-English speaking equipment owners. We have seen an increase in site visits of over 22% from non-English speakers compared to 2010.

The launch of detailed equipment information on our website on July 1, 2011 increased the average time spent on our website significantly. Website users spent on average 29% more time on equipment information pages than before the introduction of this service. Additionally, the Company launched a mobile version of rbauction.com in November 2011 to facilitate mobile internet usage by our customers.

In 2011, approximately 50% of our auction revenues were earned from auctions in the United States (2010 – 52%), 25% were generated from auctions in Canada (2010 – 23%) and the remaining 25% were earned from operations in countries other than the United States and Canada, primarily in Europe, the Middle East, Australia, and Mexico (2010 – 25%). We had 1,279 full-time employees at December 31, 2011, including 302 sales representatives and 16 trainee territory managers, compared to 1,162 full-time employees, 314 sales representatives and 13 trainee territory managers at the end of 2010.

We are a public company and our common shares are listed under the symbol “RBA” on the New York and Toronto Stock Exchanges. On February 24, 2012 we had 106,397,320 common shares issued and outstanding and stock options outstanding to purchase a total of 2,997,188 common shares.

Overall Performance

Our gross auction proceeds were $3.7 billion for the year ended December 31, 2011, which is an increase of 13% from 2010 and a new Company record. The increase in 2011 is mainly attributable to higher used equipment prices and an improved mix of equipment sold at our auctions compared to 2010.

Foreign exchange fluctuations had a modest impact on our 2011 gross auction proceeds. Applying the foreign exchange rates in effect in 2010, our reported gross auction proceeds in 2011 would have been approximately $74.2 million, or 2%, lower.

For the year ended December 31 2011, we recorded auction revenues of $396.1 million and net earnings of $76.6 million, or $0.72 per diluted common share. This performance compares to auction revenues of $357.4 million and net earnings of $65.7 million, or $0.62 per diluted share, for the year ended December 31, 2010. We ended 2011 with working capital of $63.3 million, compared to $45.5 million at December 31, 2010. The increase in our working capital was primarily due to net earnings achieved during the period.

Adjusted net earnings for the year ended December 31, 2011 were $73.6 million, or $0.69 per diluted share, compared to adjusted net earnings of $64.9 million, or $0.61 per diluted share for the year ended December 31, 2010. We define adjusted net earnings as financial statement net earnings excluding the after-tax effects of sales of excess properties and significant foreign exchange gains or losses resulting from financing activities that we do not expect to recur in the future (please see our reconciliation below).

Adjusted net earnings is a non-GAAP measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies. We believe that comparing adjusted net earnings as defined above for different financial periods provides more useful information about the growth or decline of our net earnings for the relevant financial period, and identifies the impact of items which we do not consider to be part of our normal operating results.

Our adjusted net earnings in 2011 increased by approximately 13% compared to 2010. The increase is primarily a result of the higher auction revenues.

A reconciliation of our net earnings to adjusted net earnings is as follows:

	September 30,	September 30,
	Year ended December 31,
	2011	2010
Net earnings	$76,633	$65,675
Gain on sale of excess property(1)	(3,482)	(1,230)
Tax relating to reconciling items	487	474

Adjusted net earnings	$73,638	$64,919

(1)	During the year ended December 31, 2011, we completed the sale of our former Vancouver, British Columbia permanent auction site. During year ended December 31, 2010, we completed the sale of our former Houston, Texas, permanent auction site.

Selected Annual Information

The following selected consolidated financial information as at December 31, 2011, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2011 has been derived from our audited consolidated financial statements. This data should be read together with those financial statements and the risk factors described below. Our consolidated financial statements are prepared in accordance with IFRS. For the year ended December 31, 2009, the consolidated financial statements were prepared in accordance with previous GAAP.

	September 30,	September 30,	September 30,
	Year Ended December 31,
	IFRS		Previous GAAP
	2011	2010	2009

Statement of Operations Data:
Auction revenues	$396,099	$357,369	$377,211
Direct expenses	(48,044)	(47,021)	(49,890)

	348,055	310,348	327,321
Selling, general and administrative expenses (1)	(244,343)	(218,833)	(200,073)
Other income (expense) (2)	7,518	2,024	2,419
Finance income (costs)	(3,215)	(3,181)	1,856

Earnings before income taxes	108,015	90,358	131,523
Income taxes	31,382	24,683	38,071

Net earnings	$76,633	$65,675	$93,452

Net earnings per share — basic	$0.72	$0.62	$0.89
Net earnings per share — diluted	0.72	0.62	0.88

Cash dividends declared per share	$0.44 (3)	$0.41	$0.38

Balance Sheet Data (year end):
Working capital (including cash)	$63,296	$45,543	$30,510
Property, plant and equipment	644,333	618,984	597,945
Total assets	967,241	872,558	857,821
Non-current liabilities	158,811	155,556	145,213

Statement of Cash Flows Data:
Property, plant and equipment additions	$77,053	$62,284	$157,416

(1)	Selling, general and administrative expenses include depreciation and selling, general and administrative expenses.

(2)	Other income in 2009 included a $759 foreign exchange gain ($664, or $0.01 per diluted share, after tax) on U.S. dollar denominated bank debt held by a subsidiary that has the Canadian dollar as its functional currency. We have highlighted this amount because in January 2009, the Canadian subsidiary assigned the bank debt to an affiliate whose functional currency is the U.S. dollar to eliminate the future impact of these currency fluctuations. We did not settle any long-term intercompany loans in 2010 or 2011 that resulted in a significant foreign exchange adjustment. In addition, other income in 2011 included gains of $3,482 ($2,995 or $0.03 per diluted share after tax) recorded on the sale of our former Vancouver, British Columbia permanent auction site; other income in 2010 included gains of $1,230 ($756 or $0.01 per diluted share after tax) recorded on the sale of our former Houston, Texas permanent auction site; other income in 2009 included gains of $1,097 ($746, or $0.01 per diluted share after tax for 2009) recorded on the sale of our Minneapolis, Minnesota, permanent auction site.

(3)	Cash dividends declared per share include cash payments made during the financial year; there are timing differences for the fourth quarter dividend which is paid in the subsequent year. For the fourth quarter of 2011, we declared a cash dividend of $0.1125 per common share on January 20, 2012, which is not included in the 2011 amount.

Results of Operations

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

We conduct operations around the world in a number of different currencies, but our reporting currency is the U.S. dollar. In 2011, approximately 45% of our revenues and approximately 60% of our operating costs were denominated in currencies other than the U.S. dollar.

The main currencies other than the U.S. dollar in which our revenues and operating costs are denominated are the Canadian dollar and the Euro. In recent periods there have been significant fluctuations in the value of the Canadian dollar and the Euro relative to the U.S. dollar. These fluctuations affect our reported auction revenues and operating expenses when non-U.S. dollar amounts are converted into U.S. dollars for financial statement reporting purposes. It is difficult, if not impossible, to quantify how foreign exchange rate movements affect such variables as the supply of and demand for the assets we sell. However, excluding these impacts, the effect of foreign exchange fluctuations on our translated auction revenues and operating expenses in our consolidated financial statements has been largely offset, making the impact of the currency fluctuation on our net earnings minimal.

United States Dollar Exchange Rate Comparison

	September 30,	September 30,	September 30,	September 30,	September 30,
Years ended December 31,	2011	% Change in U.S.$	2010	% Change in U.S.$	2009

Value of one U.S. dollar:

Year-end exchange rate:
Canadian dollar	$1.0210	2%	$0.9976	-5%	$1.0513
Euro	€0.7716	3%	€0.7479	7%	€0.6985

Average exchange rate:
Canadian dollar	$0.9893	-4%	$1.0301	-10%	$1.1415
Euro	€0.7192	-5%	€0.7549	5%	€0.7197

Auction Revenues

Years ended December 31,			2011	2010	% Change

Auction revenues – United States (1)			$195,274	$185,486	5%
Auction revenues – Canada (1)			100,404	82,894	21%
Auction revenues – Europe (1)			51,403	51,428	-1%
Auction revenues – Other (1)			49,018	37,561	31%

Total auction revenues			$396,099	$357,369	11%
Gross auction proceeds			$3,714,281	$3,277,771	13%
Auction revenue rate			10.66%	10.90%

(1)	Information by geographic segment is based on auction location.

Our auction revenues increased in 2011 compared to 2010 primarily as a result of higher gross auction proceeds and our revised administrative fee, partially offset by a lower auction revenue rate. Our at risk business represented approximately 36% of total gross auction proceeds for the year (2010 – 24%). Our gross auction proceeds in local currency in 2011, primarily being the U.S., Canadian and Australian dollars and the Euro, increased by 12% compared to 2010.

Our auction revenue rate was 10.66% for 2011 (2010 – 10.90%). The decrease was primarily attributable to the lower performance of our at risk business, partially offset by higher fee income in 2011 as a result of our revised administrative fee, launched on July 1, 2011. Our revised fee structure resulted in net incremental auction revenues of $21.9 million for the second half of 2011.

Our auction revenues and net earnings are influenced to a great extent by small changes in our auction revenue rate. For example, a 10 basis point (0.1%) increase in our auction revenue rate during 2011 would have increased auction revenues by approximately $3.7 million, of which approximately $2.6 million, or $0.02 per diluted share, would have flowed through to net earnings after tax in our consolidated Statement of Operations, assuming no other changes. This factor is important to consider when evaluating our current and past performance, as well as when assessing future prospects.

Direct Expenses

	September 30,	September 30,	September 30,
Years ended December 31,	2011	2010	% Change

Direct expenses	$48,044	$47,021	2%
Direct expenses as a percentage of gross auction proceeds	1.29%	1.43%

Direct expenses are the costs we incur specifically to conduct an auction. Direct expenses include the costs of hiring temporary personnel to work at the auction, advertising costs directly related to the auction, travel costs for employees to attend and work at the auction, security personnel hired to safeguard equipment at the auction site and rental expenses for temporary auction sites, among other costs.

Our direct expense rate, which represents direct expenses as a percentage of gross auction proceeds, fluctuates from period to period based in part on the size and location of the auctions we hold during a particular period. The direct expense rate generally decreases as the average size of our auctions increase. In addition, we usually experience lower direct expense rates for auctions held at our permanent auction sites compared to auctions held at offsite locations, mainly as a result of the economies of scale and other efficiencies that we typically experience at permanent auction sites. Our direct expense rate for 2011 was lower than the rate we experienced in 2010 primarily as a result of the larger average size of our auctions in 2011.

Selling, General and Administrative Expenses (SG&A)

	September 30,	September 30,	September 30,
Years ended December 31,	2011	2010	% Change

Depreciation	$42,408	$37,813	12%
Other SG&A expenses	201,935	181,020	12%

Total	$244,343	$218,833	12%

Depreciation is calculated on either a straight line or a declining balance basis on assets employed in our business, including buildings, computer hardware and software, automobiles and yard equipment.

Depreciation in 2011 increased as a result of new assets that we have put into service in recent periods, such as our new permanent auction sites and our technology investments, including our new website that was launched in April 2010.

In addition, in the first quarter of 2010 we reversed depreciation of $2.7 million relating to certain assets on which depreciation was charged that we subsequently determined had an indefinite life. Excluding this adjustment, depreciation increased 5% in 2011 over 2010. We expect our depreciation in future periods to increase in line with our on-going capital expenditures. As our capital expenditure program moderates, we would expect the rate of increase in our depreciation expense also to moderate.

Other SG&A expenses include such expenditures as personnel (salaries, wages, bonuses and benefits), information technology, non-auction related travel, repairs and maintenance, leases and rentals and utilities. Approximately 60% of our other SG&A expenses on an annual basis are personnel costs.

The increase in our other SG&A for 2011 compared to 2010 was largely a result of incremental costs of approximately $8.6 million associated with our strategic initiatives, which were mostly recorded in personnel costs.

Additionally, foreign currency fluctuations resulted in an increase in our other SG&A of approximately $5.0 million in 2011 compared to 2010, in connection with the translation into U.S. dollars of our foreign operations’ SG&A. Excluding this amount and the incremental costs associated with our strategic initiatives, our other SG&A for the year ended December 31, 2011 increased by 4% compared to 2010.

Foreign Exchange Loss

	September 30,	September 30,	September 30,
Years ended December 31,	2011	2010	% Change

Foreign exchange loss	$(585)	$(49)	1094%

Foreign exchange gains or losses arise when foreign currency denominated monetary items are revalued to the exchange rates in effect at the end of the reporting period. Examples of these items include accounts receivable and accounts payable.

Gain on Disposition of Property, Plant & Equipment (PP&E)

	September 30,	September 30,	September 30,
Years ended December 31,	2011	2010	% Change

Gain on disposition of PP&E	$3,861	$250	1444%

The gain on disposition of PP&E in 2011 included a gain on the sale of our former Vancouver, British Columbia, permanent auction site, as well as some small gains on the disposal of other assets. During 2010, we disposed of our former Houston, Texas, permanent auction site, the gain from which was partially offset by losses on other assets.

Finance Income

	September 30,	September 30,	September 30,
Years ended December 31,	2011	2010	% Change

Finance income	$2,326	$2,035	14%

Finance income is earned on our excess cash and receivable balances. Our finance income fluctuates from period to period depending on the timing of our receipt of auction proceeds as well as on our cash position, which is affected by the timing, size and number of auctions held during the period.

Finance Costs

	September 30,	September 30,	September 30,
Years ended December 31,	2011	2010	% Change

Finance costs	$5,541	$5,216	6%

Finance costs are comprised mainly of interest paid on long-term debt and revolving credit facilities, offset by interest that has been capitalized as a part of self-constructed assets. Finance costs increased in 2011 compared to 2010 due in part to a lower amount of interest capitalized to projects under development during the year, partly offset by lower interest rates on our long-term borrowings.

Income Taxes

	September 30,	September 30,	September 30,
Years ended December 31,	2011	2010	% Change

Income taxes	$31,382	$24,683	27%
Effective income tax rate	29.1%	27.3%

Income taxes have been calculated using the tax rates in effect in each of the tax jurisdictions in which we earn our income. The effective tax rate for the year ended December 31, 2011 was higher than the effective tax rate for the year ended December 31, 2010 primarily due to an increase in unrecognized deferred income tax assets. Income tax rates in future periods will fluctuate depending upon the impact of unusual items and the level of earnings in the different tax jurisdictions in which we earn our income.

Net Earnings

	September 30,	September 30,	September 30,
Years ended December 31,	2011	2010	% Change

Net earnings before income taxes	$108,015	$90,358	20%
Net earnings	76,633	65,675	17%
Net earnings per share – basic	0.72	0.62	16%
Net earnings per share – diluted	0.72	0.62	16%

Our net earnings increased in 2011 primarily as a result of higher gross auction proceeds, and the gain on sale of excess property, offset in part by a slightly lower auction revenue rate. Adjusted net earnings for 2011 were $73.6 million, or $0.69 per diluted share, compared to adjusted net earnings of $64.9 million, or $0.61 per diluted share, in 2010, representing a 13% increase in 2011.

Summary of Fourth Quarter Results

We earned auction revenues of $113.4 million and net earnings of $26.8 million, or $0.25 per diluted share, during the fourth quarter of 2011. This compares to auction revenues of $88.3 million and net earnings of $13.5 million, or $0.13 per diluted share, in the fourth quarter of 2010.

Our gross auction proceeds were $1.0 billion for the quarter ended December 31, 2011, which is an increase of 30% compared to the comparable period in 2010. This increase in our gross auction proceeds was mainly attributable to higher volumes of equipment, higher used equipment prices and an improved mix of equipment sold at our auctions compared to the same period in 2010. Had the foreign exchange rates in effect in the fourth quarter of 2010 been applied to the gross auction proceeds achieved in the fourth quarter of 2011, our reported gross auction proceeds would have been approximately $5.3 million higher.

Our auction revenue rate decreased to 10.91% in the fourth quarter of 2011 from 11.06% in the comparable period in 2010, mainly as a result of the weaker performance of our at risk business in the fourth quarter of 2011. This was offset by the effect of the revised administrative fee introduced on July 1, 2011, which contributed approximately $12.9 million to auction revenues during the quarter.

Our SG&A expenses increased to $61.1 million in the fourth quarter of 2011, compared to $57.4 million in the comparable 2010 period. The increase was primarily the result of increased personnel costs compared to the same period in 2010, largely attributable to our strategic initiatives. We incurred incremental SG&A costs of $2.6 million during the fourth quarter of 2011 in connection with our strategic initiatives.

Adjusted net earnings in the fourth quarter of 2011 increased to $26.8 million from $13.5 million in the same period in 2010, primarily due to higher auction revenues offset in part by higher operating expenses. For both the fourth quarter of 2011 and 2010 there were no adjustments to net earnings to arrive at adjusted net earnings.

PP&E additions were $21.1 million for the fourth quarter of 2011, compared to $16.1 million in the fourth quarter of 2010. Our capital expenditures in the fourth quarter of 2011 related primarily to continued development of our existing permanent and regional auction sites and our information system enhancements.

Summary of Quarterly Results

The following tables present our unaudited consolidated quarterly results of operations for each of our last eight fiscal quarters. This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as our annual audited consolidated financial statements and, in our opinion, include all normal recurring adjustments necessary for the fair presentation of such information. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2011 and 2010, and our discussion above about the seasonality of our business.

	September 30,	September 30,	September 30,	September 30,
	Q4 2011	Q3 2011	Q2 2011	Q1 2011

Gross auction proceeds (1)	$1,039,790	$673,362	$1,149,847	$851,283

Auction revenues	$113,403	$79,709	$114,524	$88,463
Net earnings	26,767	6,533	26,763	16,570
Adjusted net earnings	26,767	6,533	26,763	13,575

Net earnings per share — basic	$0.25	$0.06	$0.25	$0.16
Net earnings per share — diluted	0.25	0.06	0.25	0.16
Adjusted net earnings per share — diluted	0.25	0.06	0.25	0.13

	Q4 2010	Q3 2010	Q2 2010	Q1 2010(2)

Gross auction proceeds (1)	$798,566	$750,912	$951,634	$776,659

Auction revenues	$88,296	$82,229	$103,300	$83,544
Net earnings	13,538	13,375	26,054	12,707	(3)
Adjusted net earnings	13,538	13,375	25,298	12,707	(3)

Net earnings per share — basic	$0.13	$0.13	$0.25	$0.12
Net earnings per share — diluted	0.13	0.13	0.25	0.12
Adjusted net earnings per share — diluted	0.13	0.13	0.24	0.12

(1)	Gross auction proceeds represents the total proceeds from all items sold at our auctions. Gross auction proceeds is not a measure of revenue and is not presented in our consolidated financial statements. Please see further discussion above under “Sources of Revenue and Revenue Recognition.”

(2)	Results for the first quarter of 2010 included $46.8 million of gross auction proceeds, $0.9 million of auction revenues and $0.2 million of direct expenses generated from the auction of Apoise.

(3)	In the first quarter of 2010, we determined that certain assets on which depreciation was charged had an indefinite life and therefore should not have been depreciated. The accumulated depreciation on these assets was $2.7 million, which was reversed in the period as an immaterial adjustment, resulting in a $2.7 million decrease to depreciation expense.

Liquidity and Capital Resources

	September 30,	September 30,	September 30,
December 31,	2011	2010	% Change

Working capital	$63,296	$45,543	39%

Our cash position can fluctuate significantly from period to period, largely as a result of differences in the timing, size and number of auctions, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. We generally collect auction proceeds from buyers within seven days of the auction and pay out auction proceeds to consignors approximately 21 days following an auction. If auctions are conducted near a period end, we may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, we believe that working capital, including cash, is a more meaningful measure of our liquidity than cash alone. For 2011, our working capital increased by $17.8 million primarily as a result of positive operating cashflows.

There are a number of factors that could potentially impact our working capital, such as the volume and profitability of our auctions and our capital expenditures. However, we believe we have sufficient borrowing capacity in the event of any temporary working capital requirements.

As at December 31, 2011, we had $13 million of outstanding short term debt, which consisted of draws on our revolving credit facilities with a weighted average interest rate of 2.5% per annum. This left a total of $408 million of availability under our credit facilities, including a $137 million five-year committed credit facility expiring in January 2014, and a $166 million three-year uncommitted non-revolving credit facility expiring in November 2014. During 2011 we negotiated a seasonal committed credit facility of $50 million available to us in February, March, August and September every year, which expires in January 2014.

We believe our existing working capital and credit facilities are sufficient to satisfy our present operating requirements, as well as to fund future growth initiatives, such as property acquisitions and development. While we continue to believe that we have adequate access to capital resources, there can be no assurance that the cost or availability of future borrowings under our credit facilities will not be materially affected should there be a significant capital or credit market disruption.

Contractual Obligations

	September 30,	September 30,	September 30,	September 30,	September 30,
	Payments Due by Period
	Total	In 2012	In 2013 and 2014	In 2015 and 2016	After 2016

Non-current debt obligations	$133,881	$—	$75,254	$58,627	$—
Interest on long-term debt obligations	18,722	5,292	8,386	5,044	—
Operating leases obligations	142,745	9,230	14,990	14,458	104,067
Other non-current obligations	1,042	381	661	—	—

Total contractual obligations	$296,390	$14,903	$99,291	$78,129	$104,067

Our long-term debt included in the table above is comprised mainly of term loans put in place in 2005 with original terms to maturity of five years, which were subsequently extended, a revolving loan drawn under a credit facility that is available until January 2014, as well as a term loan put in place in 2009 with a term to maturity of seven years. Our operating leases relate primarily to land on which we operate regional auction sites and administrative buildings. These properties are located in Canada, the U.S.A., the Netherlands, Spain, Germany, the U.K., Australia, China, Dubai, Turkey, Mexico and Panama.

In the normal course of our business, we will sometimes guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment. Our total exposure at December 31, 2011 from these guarantee contracts was $44.7 million (compared to $28.9 million at December 31, 2010), which we anticipate will be fully covered by the proceeds that we will receive from the sale at auction of the related equipment, plus our commission. We do not record any liability in our financial statements in respect of these guarantee contracts, and they are not reflected in the contractual obligations table above.

Cash Flows

	September 30,	September 30,	September 30,
December 31,	2011	2010	% Change

Cash provided by (used in):
Operations	$141,146	$40,165	251%
Investing	(70,101)	(54,593)	28%
Financing	(24,674)	(43,342)	-43%

As discussed above regarding our cash position, our cash provided by operations can fluctuate significantly from period to period, due to factors such as differences in the timing, size and number of auctions during the period, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. Therefore, we do not believe that the change in our cash position provided by operations during the year is indicative of a trend; it is primarily a result of the increase in our earnings in 2011 as well as the timing of sales before year end and higher inventory purchases made in 2011 compared to 2010.

Property, plant and equipment (PP&E) additions were $77.1 million for 2011 compared to $62.3 million in 2010. Our PP&E expenditures in 2011 related primarily to the development of two regional auction sites and two permanent auction sites, as well as preliminary costs related to the replacement of certain other permanent auction sites that will be developed in the future. PP&E additions also included investments in computer software and hardware, including continued enhancements of our new website and strategic initiatives.

Based on our most recent review of our auction site development plans and process improvement initiatives, we expect that our annual capital expenditures will be in the range of $50 to $60 million per year for the next several years. We plan to add an average of one new auction site to our network per year, and to make improvements to and replace older existing sites. Actual expenditures will depend on the availability and cost of suitable expansion opportunities and prevailing business and economic conditions. We also expect to undertake system improvements, including expenditures on hardware, the development, purchase and implementation of software, and related systems, in connection with our strategic initiatives discussed above. We expect to fund future capital expenditures from operating cash flows and borrowings under credit facilities.

We may consider acquisitions to help us achieve certain of our strategic objectives, and these acquisitions could be material to us.

We declared and paid regular cash dividends of $0.105 per share for each of the quarters ended December 31, 2010 and March 31, 2011, and declared and paid dividends of $0.1125 per share for each of the quarters ended June 30, 2011, September 30, 2011. The payments of these dividends were made in 2011, and the total dividend payments for 2011 were $46.2 million compared to $43.3 million in 2010. We also declared a quarterly cash dividend of $0.1125 per common share payable on March 9, 2012 to shareholders of record on February 17, 2012. All dividends we pay are “eligible dividends” for Canadian income tax purposes unless indicated otherwise.

Long-term Debt and Credit Facilities

Our long-term debt and available credit facilities at December 31, 2011 and December 31, 2010 were as follows:

	September 30,	September 30,	September 30,	September 30,
		December 31, 2011	December 31, 2010	% Change

	Long-term debt	$133,881	$135,886	-1%

Committed:	Revolving credit facilities:	$235,000	$200,000
	Revolving credit facilities – available:	146,687	152,828

Uncommitted:	Revolving credit facilities:	103,475	106,268
	Revolving credit facilities – available:	94,979	93,840
	Non-revolving credit facilities:	225,000	250,000
	Non-revolving credit facilities – available:	166,236	189,856

	Total credit facilities:	$563,475	$556,268
	Total credit facilities – available:	407,902	436,524

Our credit facilities are with financial institutions in the United States, Canada, the Netherlands and the United Kingdom. Certain of the facilities include commitment fees applicable to the unused credit amount. During 2011, we had fixed rate and floating rate long-term debt bearing interest rates ranging from 1.9% to 6.4%. We were in compliance with all financial covenants applicable to our debt at December 31, 2011.

Quantitative and Qualitative Disclosure about Market Risk

We conduct operations in local currencies in countries around the world, but we use the U.S. dollar as our reporting currency. As a result we are exposed to currency fluctuations and exchange rate risk. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations, or quantify their effects on the macroeconomic environment. For the year ended December 31, 2011, approximately 45% of our revenues were earned in currencies other than the U.S. dollar and approximately 60% of our operating costs were denominated in currencies other than the U.S. dollar. The proportion of revenues denominated in currencies other than the U.S. dollar in a given period will differ from the annual proportion depending on the size and location of auctions held during the period. However, on an annual basis, we expect these amounts to largely offset and generally act as a natural hedge against exposure to fluctuations in the value of the U.S. dollar. We have not adopted a long-term hedging strategy to protect against foreign currency fluctuations associated with our operations denominated in currencies other than the U.S. dollar, but we may consider hedging specific transactions if we deem it appropriate in the future.

During 2011, we recorded a net decrease in our foreign currency translation adjustment balance of $6.1 million, compared to an increase of $4.5 million in 2010. Our foreign currency translation adjustment arises from the translation of our net assets denominated in currencies other than the U.S. dollar to the U.S. dollar for reporting purposes.

We have not experienced significant interest rate exposure historically, as our long-term debt generally bears fixed rates of interest. However, borrowings under our global revolving credit facility are available at both fixed and floating rates of interest. If we determine our exposure to short-term interest rates is too high, we may consider fixing a larger portion of our portfolio. As at December 31, 2011 we had a total of $30.0 million (December 31, 2010—$31.0 million) in revolving loans bearing floating rates of interest.

Although we cannot accurately anticipate the future effect of inflation on our financial condition or results of operations, inflation historically has not had a material impact on our operations.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, financial performance, liquidity, capital expenditures or capital resources.

Legal and Other Proceedings

From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us or on our financial condition or results of operations or that involve a claim for damages, excluding interest and costs, in excess of 10% of our current assets.

Critical Accounting Policies and Estimates

In preparing our consolidated financial statements in conformity with IFRS, we must make decisions that impact the reported amounts and related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgments based on our understanding and analysis of the relevant circumstances and historical experience. On an ongoing basis, we evaluate these judgments and estimates, including consideration of uncertainties relating to revenue recognition criteria, valuation of consignors’ equipment and other assets subject to guarantee contracts, recoverability of property, plant and equipment, goodwill and deferred income tax assets, and the assessment of possible contingent assets or liabilities that should be recognized or disclosed in our consolidated financial statements. Actual amounts could differ materially from those estimated by us at the time our consolidated financial statements are prepared.

The following discussion of critical accounting policies and estimates is intended to supplement the significant accounting policies presented as note 2 to our consolidated financial statements, which summarizes the accounting policies and methods used in the preparation of those consolidated financial statements. The policies and the estimates discussed below are included here because they require more significant judgments and estimates in the preparation and presentation of our consolidated financial statements than other policies and estimates.

Accounting for Income Taxes

We record income taxes relating to our business in each of the jurisdictions in which we operate. We estimate our actual current tax exposure and the temporary differences resulting from differing treatment of items for tax and book accounting purposes. These differences result in deferred income tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred income tax assets will be recovered from future taxable income. If recovery of these deferred tax assets is considered unlikely, we must calculate our best estimate of the recovery. To the extent we either establish or increase our best estimate in a period, we must include an expense within the tax provision in the consolidated income statements. Significant management judgment is required in determining our provision for income taxes, our measurement of deferred tax assets and liabilities, and any change in best estimate recorded against our net deferred tax assets. If actual results differ from these estimates or we adjust these estimates in future periods, we may need to change our best estimate which could materially impact the presentation of our financial position and results of operations.

Valuation of Goodwill

We assess the possible impairment of goodwill in accordance with IFRS on an annual basis. The standards stipulate that goodwill is allocated to Cash-Generating Units (CGUs), or groups of CGU’s, that are expected to benefit from the synergies of the business combination from which is arose. The allocation is based on the level at which goodwill is monitored internally. A CGU is the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups. An impairment loss is recognized if the CGU’s carrying amount (including goodwill) exceeds the recoverable value, which is the greater of fair value less costs to sell and value in use, which is based on the net present value of future cash flows.

We perform the goodwill test annually or more frequently if events or changes in circumstances indicate that goodwill might be impaired. We performed the test as at December 31, 2011 and determined that no impairment had occurred.

Presentation of Inventory Contracts

We present the revenue from straight commission and guarantee contracts and the net proceeds from inventory contracts as auction revenues. We have one sales team that generates all of our revenue, and regardless of the type of contract, all of the equipment sold at our auctions is sold to the highest bidder on an unreserved basis. Although we take title to the equipment we sell under inventory contracts, the period of direct ownership is relatively short and the equipment is processed in the same manner as other consigned equipment. As a result, we present the results of all equipment sold at our auctions on a net basis as auction revenues because it is more reflective of the substance of the transaction.

We value our inventory at the lower of cost and net realizable value on a specific item basis. In addition, we monitor the results from the sale of this inventory at auction after the balance sheet date up to the release of our financial statements and record any losses realized on inventory contracts.

Changes in Accounting Policies

From January 1, 2011, IFRS have been effective for our interim and annual financial statements. The conversion to IFRS from previous GAAP is disclosed in note 29 to our consolidated annual financial statements.

The qualitative impact of the transition on our net earnings for the comparative year ended December 31, 2010 was a reduction of $0.2 million. This is due to a change in the recognition of expense for stock options which vest over more than one year. Other balance sheet reclassifications and changes in financial reporting on transition are detailed in the transition note to the consolidated annual financial statements.

Other than the change of framework from previous Canadian GAAP to IFRS, there have been no accounting policy changes implemented during the period.

Recent Accounting Pronouncements

There were no accounting pronouncements made during 2011 that impact our accounting policies or the presentation of our consolidated financial position or financial performance.

Disclosure Controls and Procedures

We have established and maintained disclosure controls and procedures in order to provide reasonable assurance that material information relating to our Company is made known to the appropriate level of management in a timely manner.

Based on current securities legislation in Canada and the United States, our Chief Executive Officer and Chief Financial Officer are required to certify that they have assessed the effectiveness of our disclosure controls and procedures as at December 31, 2011.

We performed an evaluation under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as at December 31, 2011. Based on that evaluation, we concluded that our disclosure controls and procedures were effective as of that date to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Furthermore, we concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting. Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in “Internal Control – Integrated Framework”, management concluded that our internal control structure and procedures over financial reporting were effective as of December 31, 2011.

The effectiveness of our internal controls over financial reporting as of December 31, 2011 has been audited by KPMG LLP, the independent registered public accounting firm that audited our December 31, 2011 consolidated annual financial statements, as stated in their report, which is included in our consolidated financial statements.

Changes in Internal Controls Over Financial Reporting

There has been no change in our internal control over financial reporting during 2011 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business, and include, among others, statements relating to:

•	our future performance;

•	impact of market uncertainty on equipment seller behaviour;

•	competition in used equipment market in the future;

•	anticipated pricing environment for late model equipment in the future;

•	impact of market uncertainty on equipment seller behaviour;

•	growth of our operations, including replacement of existing auction sites and adding at least one auction site per year;

•	growth of used equipment and truck markets;

•	increases in the number of consignors and bidders participating in our auctions;

•	our principal operating strengths, our competitive advantages, and the appeal of our auctions to buyers and sellers of industrial assets;

•	our ability to draw consistently significant numbers of local and international end-user bidders to our auctions;

•	our ability to continue to grow our share of the used equipment market and to meet the needs of our customers;

•	our ability to utilize the excess capacity in our sales team and auction site network to help sustain our growth;

•

our ability to grow our core auction business, including our ability to increase our market share with traditional customer groups and do more business with new customer groups in new markets, among others;

•	our ability to add new business and information solutions, including utilizing technology to enhance our auction services and support additional value added services, among others;

•	our ability to perform by building an inspired high-performance customer focused team, to improve sales force productivity and growth in our sales force, among others;

•	our ability to improve sales force productivity and increase operational efficiency by realigning our sales and operations teams;

•	the relative percentage of gross auction proceeds represented by straight commission, guarantee and inventory contracts, and its impact on auction revenues and profitability;

•	our auction revenue rates, the sustainability of those rates, the impact of our commission rate and fee changes, and the seasonality of gross auction proceeds and auction revenues;

•	our direct expense and income tax rates, depreciation expenses and general and administrative expenses;

•	our future capital expenditures;

•	our internet initiatives and the level of participation in our auctions by internet bidders;

•

the proportion of our revenues and operating costs denominated in currencies other than the U.S. dollar or the effect of any currency exchange and interest rate fluctuations on our results of operations;

•	impact of new initiatives and services on the Company and its customers; and

•	financing available to us and the sufficiency of our working capital to meet our financial needs.

Forward-looking statements are typically identified by such words as “anticipate”, “believe”, “could”, “feel”, “continue”, “estimate”, “expect”, “intend”, “may”, “ongoing”, “plan”, “potential”, “predict”, “will”, “should”, “would”, “could”, “likely”, “generally”, “future”, “period to period”, “long term”, or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” below are among those that we consider may affect our performance significantly or could cause our actual financial and operational results to differ significantly from our predictions. Except as required by applicable securities law and regulations of relevant securities exchanges, we do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of these and other relevant factors.

Risk Factors

Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of our performance in future periods. Some of the more important risks that we face are outlined below and holders of our common shares should consider these risks. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also adversely affect our financial condition or impair our business or results of operations. If any of the following risks actually occur, our business, results of operations and financial condition would suffer.

Damage to our reputation for fairness, integrity and conducting only unreserved auctions could harm our business.

Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. Closely related to this is our reputation for fairness and honesty in our dealings with our customers. Our ability to attract new customers and continue to do business with existing customers could be harmed if our reputation for fairness, integrity and conducting only unreserved auctions was damaged. If we are unable to maintain our reputation and enforce our unreserved auction policy we could lose business and our results of operations and financial condition would suffer.

Competition in our core markets could result in reductions in our future revenues and profitability.

The used truck and equipment sectors of the global industrial equipment market, and the auction segment of those markets, are highly fragmented. We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include equipment manufacturers, other third party methods, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, other third party methods, and equipment owners that have traditionally disposed of equipment in private sales.

Our direct competitors are primarily regional auction companies. Some of our indirect competitors have significantly greater financial and marketing resources and name recognition than we do. New competitors with greater financial and other resources may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. They may also compete against us through internet-based services. If existing or future competitors seek to gain or retain market share by reducing commission rates, or our strategy to compete against them is not effective, we may also be required to reduce commission rates, which may reduce our revenues and harm our results of operations and financial condition, or we may lose market share.

We currently generate the majority of our revenues through unreserved auctions. We may be susceptible to loss of business as a result of our restrictive service offering if competing models become more appealing to customers. If our selling model becomes undesirable or we are not successful adding services complimentary to our existing selling model and business, we may not be successful increasing market penetration over the long term, which could prevent us from achieving our long-term earnings growth targets.

Decreases in the supply of, demand for, or market values of industrial assets, primarily used industrial equipment, could harm our business.

Our auction revenues could decrease if there was significant erosion in the supply of, demand for, or market values of used industrial equipment, which could adversely affect our financial condition and results of operations. We have no control over any of the factors that affect the supply of, and demand for, used industrial equipment, and the circumstances that cause market values for industrial equipment to fluctuate – including, among other things, economic uncertainty, disruptions to credit and financial markets, lower commodity prices, and our customers’ restricted access to capital – are beyond our control. Recent economic conditions have caused fluctuations in the supply, mix and market values of used equipment available for sale, which has a direct impact on our auction revenues. In addition, price competition and the availability of industrial equipment directly affect the supply of, demand for, and market value of used industrial equipment. Climate change initiatives, including significant changes to engine emission standards applicable to industrial equipment, may also adversely affect the supply of, demand for or market values of industrial equipment.

We may incur losses as a result of our guarantee and outright purchase contracts and advances to consignors.

In recent periods, approximately 60-80% of our annual business has been conducted on a straight commission basis. In certain other situations we will either offer to:

•	guarantee a minimum level of sale proceeds to the consignor, regardless of the ultimate selling price of the consignment at the auction; or

•	purchase the equipment outright from the consignor for sale in a particular auction.

The level of guaranteed proceeds or inventory purchase price is based on appraisals performed on equipment by our internal personnel. Inaccurate appraisals could result in guarantees or inventory values that exceed the realizable auction proceeds. If auction proceeds are less than the guaranteed amount, our commission will be reduced and, in certain circumstances, we could incur a loss. If auction proceeds are less than the purchase price we paid for equipment that we take into inventory temporarily, we will incur a loss. Because all of our auctions are unreserved, there is no way for us to protect against these types of losses by bidding on or acquiring any of the items at the auction. In addition, we do not hold inventory indefinitely waiting for market conditions to improve. We expect that competitive forces and supply imbalances will likely encourage us to increase our exposure to at risk contracts. If our exposure increases, this risk would be compounded.

Occasionally we advance to consignors a portion of the estimated auction proceeds prior to the auction. We generally make these advances only after taking possession of the assets to be auctioned and upon receipt of a security interest in the assets to secure the obligation. If we were unable to auction the assets or if auction proceeds were less than amounts advanced, we could incur a loss.

We may have difficulties sustaining and managing our growth.

One of the main elements of our strategy is to continue to grow our core auction business, primarily by increasing our presence in markets in which we already operate and by expanding into new geographic markets and market segments in which we have not had a significant presence in the past. As part of this strategy, we may from time to time acquire additional assets or businesses from third parties. We may not be successful in growing our business or in managing this growth. For us to grow our core auction business successfully, we need to accomplish a number of objectives, including:

•	recruiting and retaining suitable sales and managerial personnel;

•	developing and enhancing an appropriate sales strategy;

•	identifying and developing new geographic markets and market sectors;

•	expanding awareness of our brand, including value proposition and competitive advantages, in existing and new markets;

•	successfully executing the realignment of our sales and operations teams;

•	identifying and acquiring, on terms favourable to us, suitable land on which to build new auction facilities and, potentially, businesses that might be appropriate acquisition targets;

•	obtaining necessary financing on terms favourable to us, and securing the availability of our credit facilities to fund our growth initiatives;

•	receiving necessary authorizations and approvals from governments for proposed development or expansion;

•	integrating successfully new facilities and any acquired businesses into our existing operations;

•	achieving acceptance of the auction process in general by potential consignors, bidders and buyers;

•

establishing and maintaining favourable relationships with and meeting the needs of consignors, bidders and buyers in new markets and market sectors, and maintaining these relationships in our existing markets;

•	capturing relevant market data and utilizing it to generate insight and understanding of key company and industry drivers and market trends;

•	developing appropriate responses based on data collected to meet the needs of existing and potential customers to achieve customer retention targets;

•	succeeding against local and regional competitors in existing and new geographic markets;

•	capitalizing on changes in the supply of and demand for industrial assets, and understanding and responding to changing market dynamics, in our existing and new markets; and

•	designing and implementing business processes and operating systems that are able to support profitable growth.

We will likely need to hire additional employees to manage our growth. In addition, growth may increase the geographic scope of our operations and increase demands on both our operating and financial systems. These factors will increase our operating complexity and the level of responsibility of existing and new management personnel. It may be difficult for us to attract and retain qualified sales personnel, managers and employees, and our existing operating and financial systems and controls may not be adequate to support our growth. We may not be able to improve our systems and controls as a result of increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our future prospects or our ability to expand into new markets, many of which may have different competitive conditions and demographic characteristics than our existing markets.

We are pursuing a long-term growth strategy that requires upfront investment, with no guarantee of long-term returns.

We continue to pursue a long-term growth strategy that contemplates investments in growing our core business, including investments in frontier markets that may not generate profitable growth in the near term, adding new business and information solutions, and developing our people. Planning for future growth requires investments to be made now in anticipation of growth that may not materialize, and if our strategies do not successfully address the needs of current and potential customers we may not be successful growing our gross auction proceeds and our earnings may be adversely impacted. A large component of our SG&A expenses is considered fixed costs that we will incur regardless of gross auction proceeds growth. There can be no assurances that our gross auction proceeds and auction revenues will grow at a more rapid rate than our fixed costs. If we proceed with an acquisition we may not be able to appropriately integrate that business into our existing business.

Our future expenses may increase significantly and our operations and ability to expand may be limited as a result of environmental and other regulations.

A variety of federal, provincial, state and local laws, rules and regulations throughout the world, including local tax and accounting rules, apply to our business. These relate to, among other things, the auction business, imports and exports of equipment, worker safety, privacy of customer information, and the use, storage, discharge and disposal of environmentally sensitive materials. Complying with revisions to laws, rules and regulations could result in an increase in expenses and a deterioration of our financial performance. Failure to comply with applicable laws, rules and regulations could result in substantial liability to us, suspension or cessation of some or all of our operations, restrictions on our ability to expand at present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses or restrictions.

The development or expansion of auction sites depends upon receipt of required licenses, permits and other governmental authorizations. Our inability to obtain these required items could harm our business. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, such development or expansion.

Under some environmental laws, an owner or lessee of, or other person involved in, real estate may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in, or emanating from, the real estate, and related costs of investigation and property damage. These laws often impose liability without regard to whether the owner, lessee or other person knew of, or was responsible for, the presence of the hazardous or toxic substances. Environmental contamination may exist at our owned or leased auction sites, or at other sites on which we may conduct auctions, or properties that we may be selling by auction, from prior activities at these locations or from neighbouring properties. In addition, auction sites that we acquire or lease in the future may be contaminated, and future use of or conditions on any of our properties or sites could result in contamination. The costs related to claims arising from environmental contamination of any of these properties could harm our financial condition and results of operations.

Climate change may not affect us directly, but government regulation in response to this area of global concern may affect the ability of equipment owners to transport certain equipment between specified jurisdictions or the saleability of older equipment. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from entering into commerce in the United States. These restrictions, or changes to environmental laws, could inhibit materially the ability of customers to ship equipment to or from our auction sites, reducing our gross auction proceeds and harming our business, financial condition and results of operations.

International bidders and consignors could be deterred from participating in our auctions if governmental bodies impose additional export or import regulations or additional duties, taxes or other charges on exports or imports. Reduced participation by international bidders and consignors could reduce gross auction proceeds and harm our business, financial condition and results of operations.

Our substantial international operations expose us to foreign exchange rate fluctuations and political and economic instability that could harm our results of operations.

We conduct business in many countries around the world and intend to continue to expand our presence in international markets, including emerging markets. Fluctuating currency exchange rates, acts of terrorism or war, and changing social, economic and political conditions and regulations, including income tax and accounting regulations, and political interference, may negatively affect our business in international markets and our related results of operations. Currency exchange rate fluctuations between the different countries in which we conduct our operations impact the purchasing power of buyers, the motivation of consignors, asset values and asset flows between various countries, including those in which we do not have operations. These factors and other global economic conditions may harm our business and our results of operations.

Although we report our financial results in U.S. dollars, a significant portion of our auction revenues are generated at auctions held outside the United States, mostly in currencies other than the U.S. dollar. Currency exchange rate changes against the U.S. dollar, particularly for the Canadian dollar and the Euro, could affect the presentation of our results in our financial statements and cause our earnings to fluctuate.

Our business could be harmed if we lost the services of one or more key personnel.

The growth and performance of our business depends to a significant extent on the efforts and abilities of our executive officers and senior managers. Our business could be harmed if we lost the services of any of these individuals. We do not maintain key man insurance on the lives of any of our executive officers. Our future success largely depends on our ability to attract, develop and retain skilled employees in all areas of our business, as well as to design an appropriate organization structure and plan effectively for succession.

Our internet-related initiatives are subject to technological obsolescence and potential service interruptions and may not contribute to improved operating results over the long-term; in addition, we may not be able to compete with technologies implemented by our competitors.

We have invested significant resources in the development of our internet platform, including our online bidding service and website. We use and rely on intellectual property owned by third parties, which we license for use in providing our online bidding service. Our internet technologies may not result in any material long-term improvement in our results of operations or financial condition and may require further significant investment to avoid obsolescence. We may not be able to continue to adapt our business to new technologies, including but not limited to internet commerce and we may not be able to compete effectively against internet auction services offered by our competitors.

The success of our online bidding service and other services that we offer over the internet, including equipment-searching capabilities and historical price information, will continue to depend largely on the performance and reliability of the hardware and software we utilize, our ability to use suitable intellectual property licensed from third parties, further development and maintenance of our information technology infrastructure and the internet in general. Our ability to offer online services depends on the performance of the internet, as well as our internal hardware and software systems.

“Viruses”, “worms”, denial of service attacks and other similar cyber threats, which have in the past caused periodic outages and other internet access delays, may in the future interfere with the performance of the internet and some of our internal systems. These outages and delays could reduce the level of service we are able to offer over the internet. We could lose customers and our reputation could be harmed if we were unable to provide services over the internet at an acceptable level of performance or reliability.

Our business is subject to risks relating to our ability to safeguard the security and privacy of our customers’ confidential information.

We maintain proprietary databases containing confidential personal information about our customers and the results of our auctions, and we must safeguard the security and privacy of this information. Despite our efforts to protect this information, we face the risk of inadvertent disclosure of this sensitive information or an intentional breach of our security measures.

Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability for damages. We may be required to make significant expenditures to protect against security breaches or to alleviate problems caused by any breaches. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.

The availability and performance of our internal technology infrastructure are critical to our business.

The satisfactory performance, reliability and availability of our website, enterprise resource planning system, processing systems and network infrastructure are important to our reputation and our business. We will need to continue to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet increased usage of our online bidding service and other services offered on our website and to implement new features and functions. Our business and results of operations could be harmed if we were unable to expand and upgrade in a timely manner our systems and infrastructure to accommodate any increases in the use of our internet services, or if we were to lose access to or the functionality of our internet systems for any reason.

We use both internally developed and licensed systems for transaction processing and accounting, including billings and collections processing. We have recently improved these systems to accommodate growth in our business. If we are unsuccessful in continuing to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased transaction volumes, it could harm our operations and interfere with our ability to expand our business.

We may incur losses as a result of legal and other claims.

We are subject to legal and other claims that arise in the ordinary course of our business. While the results of these claims have not historically had a material effect on our business, financial condition or results of operations, we may not be able to defend ourselves adequately against these claims in the future and we may incur losses. Aggregate losses from and the legal fees associated with these claims could be material.

Our business continuity plan may not operate effectively in the event of a significant interruption of our business.

We depend on our information and other systems and processes for the continuity and effective operation of our business. We have implemented a formal business continuity plan covering most significant aspects of our business that would take effect in the event of a significant interruption to our business, or the loss of key systems as a result of a natural or other disaster. Although we have tested our business continuity plan as part of the implementation, there can be no assurance that it will operate effectively or that our business, results of operations and financial condition will not be materially affected in the event of a significant interruption of our business.

We are in the process of implementing a formal disaster recovery plan, including a data center co-location that went into effect in 2009. However, our disaster recovery plan is not yet complete. If we were subject to a disaster or serious security breach, it could materially damage our business, results of operations and financial condition.

Our insurance may be insufficient to cover losses that may occur as a result of our operations.

We maintain property and general liability insurance. This insurance may not remain available to us at commercially reasonable rates, and the amount of our coverage may not be adequate to cover all liabilities that we may incur. Our auctions generally involve the operation of large equipment close to a large number of people, and despite our focus on safe work practices, an accident could damage our facilities or injure auction attendees. Any major accident could harm our reputation and our business. In addition, if we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of our coverage, the resulting costs could harm our results of operations and financial condition.

Certain global conditions may affect our ability to conduct successful auctions.

Like most businesses with global operations, we are subject to the risk of certain global conditions, such as pandemics or other disease outbreaks or natural disasters that could hinder our ability to conduct our scheduled auctions, or restrict our customers’ travel patterns or their desire to attend auctions. If this situation were to occur, we may not be able to generate sufficient equipment consignments to sustain our business or to attract enough bidders to our auctions to achieve world fair market values for the items we sell. This could harm our results of operations and financial condition.

Our operating results are subject to quarterly variations.

Historically, our revenues and operating results have fluctuated from quarter to quarter. We expect to continue to experience these fluctuations as a result of the following factors, among others:

•	the size, timing and frequency of our auctions;

•

the seasonal nature of the auction business in general, with peak activity typically occurring in the second and fourth calendar quarters, mainly as a result of the seasonal nature of the construction and natural resources industries;

•	the performance of our underwritten business (guarantee and outright purchase contracts);

•	general economic conditions in our markets; and

•	the timing of acquisitions and development of auction facilities and related costs.

In addition, we usually incur substantial costs when entering new markets, and the profitability of operations at new locations is uncertain as a result of the increased variability in the number and size of auctions at new sites. These and other factors may cause our future results to fall short of investor expectations or not to compare favourably to our past results.

We may not continue to pay regular cash dividends.

We declared and paid total quarterly cash dividends of $0.44 per outstanding common share for the four quarters ended December 31, 2011. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors, after taking into account our operating results, financial condition, cash requirements, financing agreement restrictions and other factors our Board may deem relevant. We may be unable or may elect not to continue to declare and pay dividends, even if necessary financial conditions are met and sufficient cash is available for distribution.

Consolidated Financial Statements of

RITCHIE BROS. AUCTIONEERS

INCORPORATED

Years ended December 31, 2011 and 2010

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Independent Auditor’s Report of Registered Public Accounting Firm

To the Shareholders and Board of Directors of Ritchie Bros. Auctioneers Incorporated

We have audited the accompanying consolidated financial statements of Ritchie Bros. Auctioneers Incorporated and its subsidiaries, which comprise the consolidated balances sheets as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated income statements, statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the (consolidated) financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated balance sheet of Ritchie Bros. Auctioneers Incorporation as at as at December 31, 2011, December 31, 2010 and January 1, 2010, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matters

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 24, 2012 expressed an unmodified opinion on the effectiveness of the Company’s internal control over financial reporting.

Chartered Accountants

Vancouver, Canada

February 24, 2012

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Ritchie Bros. Auctioneers Incorporated

We have audited Ritchie Bros. Auctioneers Incorporated’s (“the Company”) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2011 and 2010, and the related consolidated income statements, comprehensive income, equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and our report dated February 24, 2012 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants

Vancouver, Canada

February 24, 2012

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Income Statements

(Expressed in thousands of United States dollars, except share and per share amounts)

	September 30,	September 30,
Years ended December 31,	2011	2010

Auction revenues (note 5)	$396,099	$357,369
Direct expenses (note 6)	48,044	47,021

	348,055	310,348

Selling, general and administrative expenses (note 6)	244,343	218,833

Earnings from operations	103,712	91,515

Other income (expense):
Foreign exchange loss	(585)	(49)
Gain on disposition of property, plant and equipment	3,861	250
Other	4,242	1,823

	7,518	2,024

Finance income (costs) (note 7):
Finance income	2,326	2,035
Finance costs	(5,541)	(5,216)

	(3,215)	(3,181)

Earnings before income taxes	108,015	90,358

Income tax expense (note 8):
Current	26,096	21,992
Deferred	5,286	2,691

	31,382	24,683

Net earnings	$76,633	$65,675

Net earnings per share (note 9):
Basic	$0.72	$0.62
Diluted	0.72	0.62

Weighted average number of shares outstanding
Basic	106,164,237	105,521,960
Diluted	106,983,757	106,169,199

See accompanying notes to consolidated financial statements.

These consolidated financial statements are authorized for issue by the Board of Directors on February 24, 2012.

Beverley A Briscoe	Peter J Blake
Director	Chief Executive Officer

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Statements of Comprehensive Income

(Expressed in thousands of United States dollars)

	September 30,	September 30,
Years ended December 31,	2011	2010

Net earnings	$76,633	$65,675

Other comprehensive income (loss):
Foreign currency translation adjustment, net of tax (note 8(c))	(6,070)	4,520

Total comprehensive income for the year	$70,563	$70,195

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

	September 30,	September 30,	September 30,
	December 31, 2011	December 31, 2010	January 1, 2010

Assets

Current assets:
Cash and cash equivalents	$109,323	$68,185	$122,596
Trade and other receivables (note 10)	60,980	59,818	51,963
Inventory (note 11)	49,212	26,533	6,640
Advances against auction contracts	11,784	2,379	4,574
Prepaid expenses and deposits (note 12)	9,923	10,565	8,131
Assets held for sale (note 13)	—	421	3,675
Current portion of loan receivable (note 14)	111	105	99
Other current assets	81	37	166
Income taxes receivable	12,426	14,635	3,824

	253,840	182,678	201,668

Property, plant and equipment (note 15)	644,333	618,984	590,108
Investment properties (note 16)	7,890	8,246	7,837
Loan receivable (note 14)	4,915	5,026	5,131
Other non-current assets	8,857	6,227	5,666
Goodwill (note 17)	45,957	46,254	45,593
Deferred tax assets (note 8)	1,449	5,143	3,485

	$967,241	$872,558	$859,488

Liabilities and Shareholders’ Equity

Current liabilities:
Auction proceeds payable	$69,004	$46,463	$74,726
Trade and other payables (note 18)	100,868	87,685	88,402
Income taxes payable	8,077	1,900	—
Current borrowings (note 19)	12,595	1,087	19,326

	190,544	137,135	182,454

Non-current borrowings (note 19)	133,881	135,886	116,137
Other non-current liabilities	4,309	1,659	1,254
Deferred tax liabilities (note 8)	20,601	18,011	13,565

	349,335	292,691	313,410

Shareholders’ equity:
Share capital (note 21)	115,961	103,978	99,980
Additional paid-in capital	22,777	21,101	18,239
Retained earnings	480,718	450,268	427,859
Foreign currency translation reserve	(1,550)	4,520	—

	617,906	579,867	546,078

	$967,241	$872,558	$859,488

Commitments (note 23) and contingencies (note 24)

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Statements of Changes in Equity

(Expressed in thousands of United States dollars, except share amounts)

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Share Capital		Additional		Foreign Currency	Total
	Number of Shares	Amount	Paid-In Capital	Retained Earnings	Translation Reserve	Shareholders’ Equity

Balance, January 1, 2010	105,378,620	$99,980	$18,239	$427,859	$—	546,078
Total comprehensive income
Net earnings				65,675		65,675
Foreign currency translation adjustment					4,520	4,520

	—	—	—	65,675	4,520	70,195

Exercise of stock options	269,415	3,998	(719)			3,279
Share-based compensation tax adjustment			189			189
Share-based compensation expense (note 22(b))			3,392			3,392
Cash dividends paid (note 20)				(43,266)		(43,266)

Balance, December 31, 2010	105,648,035	$103,978	$21,101	$450,268	$4,520	$579,867
Total comprehensive income
Net earnings				76,633		76,633
Foreign currency translation adjustment					(6,070)	(6,070)

	—	—	—	76,633	(6,070)	70,563

Exercise of stock options	738,304	11,983	(2,260)			9,723
Share-based compensation tax adjustment			61			61
Share-based compensation expense (note 22(b))			3,875			3,875
Cash dividends paid (note 20)				(46,183)		(46,183)

Balance, December 31, 2011	106,386,339	$115,961	$22,777	$480,718	$(1,550)	$617,906

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

	September 30,	September 30,
Years ended December 31,	2011	2010

Cash generated by (used in):
Operating activities:
Net earnings	$76,633	$65,675
Items not involving cash:
Depreciation	42,408	37,813
Share-based compensation expense	3,875	3,392
Deferred income tax expense	5,286	2,691
Foreign exchange loss	585	49
Net gain on disposition of property, plant and equipment	(3,861)	(250)

	48,293	43,695

Changes in non-cash working capital:
Trade and other receivables	(3,653)	(7,818)
Inventory	(23,011)	(19,509)
Advances against auction contracts	(9,520)	2,273
Prepaid expenses and deposits	625	(2,213)
Income taxes receivable	2,209	(10,744)
Income taxes payable	21,096	29,052
Auction proceeds payable	27,804	(32,625)
Trade and other payables	20,224	4,524
Other	1,606	259

	37,380	(36,801)

Interest paid	(6,115)	(5,506)
Income taxes paid	(15,045)	(26,898)

Net cash generated by operating activities	141,146	40,165

Investing activities:
Property, plant and equipment additions	(77,053)	(62,284)
Proceeds on disposition of property, plant and equipment	10,072	8,479
Increase in other assets	(3,120)	(788)

Net cash used in investing activities	(70,101)	(54,593)

Financing activities:
Issuance of share capital	9,723	3,279
Dividends on common shares	(46,183)	(43,266)
Issuance of short-term borrowings	56,170	31,636
Repayment of short-term borrowings	(44,765)	(35,915)
Issuance of long-term borrowings	—	15,000
Repayment of long-term borrowings	—	(14,436)
Other	381	360

Net cash used in financing activities	(24,674)	(43,342)

Effect of changes in foreign currency rates on cash and cash equivalents	(5,233)	3,359

Increase (decrease) in cash and cash equivalents	41,138	(54,411)
Cash and cash equivalents, beginning of year	68,185	122,596

Cash and cash equivalents, end of year	$109,323	$68,185

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United

    States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

1.	General information:

Ritchie Bros. Auctioneers Incorporated and its subsidiaries (collectively referred to as the “Company”) sell industrial equipment and other assets for the construction, transportation, material handling, mining, forestry, petroleum, marine, real estate, and agricultural industries at its unreserved auctions worldwide.

Ritchie Bros. Auctioneers Incorporated is a company incorporated in Canada under the Canada Business Corporations Act, whose shares are publicly traded on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”). The address of its registered office is located at 1300 – 777 Dunsmuir Street, Vancouver, British Columbia, Canada. Its principal place of business is located at 9500 Glenlyon Parkway, Burnaby, British Columbia, Canada.

2.	Significant accounting policies:

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to the years presented, unless otherwise stated.

(a)	Basis of preparation:

These consolidated financial statements including comparatives present the consolidated income statements, statements of comprehensive income, balance sheets, statements of changes in equity and statements of cash flows of the Company. The consolidated financial statements have been prepared on the historical cost basis, except for cash flows and the financial instrument valued at fair value through profit and loss that is measured at fair value. A summary of the principal accounting policies is set out below.

(b)	Statement of compliance:

The consolidated financial statements of the Company have been prepared under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) incorporating Interpretations issued by the IFRS Interpretations Committee (“IFRICs”), and complying with the Canada Business Corporations Act 1997.

The disclosures concerning the transition from pre-changeover Canadian Generally Accepted Accounting Principles (“previous GAAP”) to IFRS are included in the First-time adoption of IFRS note (note 29).

(c)	Basis of consolidation:

(i) Subsidiaries:

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Ritchie Bros. Auctioneers Incorporated as at December 31, 2011 and the results of all subsidiaries for the year then ended.

Subsidiaries are all those entities that the Company controls, defined as having the power to govern the financial and operating policies, generally accompanying an equity holding of more than one-half of the voting rights.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United

    States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

2.	Significant accounting policies (continued):

(c)	Basis of consolidation (continued):

(i) Subsidiaries (continued):

Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Inter-entity transactions, balances and unrealized gains on transactions between entities within the consolidated company are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred. The Company’s accounting policies are applied consistently throughout the organization.

(ii) Ultimate parent entity:

Ritchie Bros. Auctioneers Incorporated is the ultimate parent entity of the consolidated company.

(d)	Revenue recognition:

Auction revenues are comprised mostly of auction commissions, which are earned by the Company acting as an agent for consignors of equipment and other assets, but also include net profits on the sale of inventory, as well as auction fees. Auction fees are made up of internet purchase fees (incurred until June 2011), administrative and documentation fees on the sale of certain lots, and auction advertising fees.

Auction commissions represent the percentage earned by the Company on the gross proceeds from equipment and other assets sold at auction. The majority of auction commissions are earned as a prenegotiated fixed rate of the gross selling price. Other commissions are earned from at risk contracts, when the Company guarantees a certain level of proceeds to a consignor or purchases inventory from customers for sale at auction.

Guarantee contracts typically include a prenegotiated percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual auction proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed. If a loss relating to a guarantee contract held at the period end to be sold after the period end is known at the financial statement reporting date, the loss is accrued in the financial statements for that period. The Company’s exposure from these guarantee contracts fluctuates over time (note 24(b)).

For inventory contracts, the Company acquires title to items for a short time prior to a particular auction sale. Revenue from inventory sales is presented net within auction revenues on the income statement, as the Company takes title only for a short period of time and the risks and rewards of ownership are not substantially different than the Company’s other revenue contracts.

Revenue is measured at the fair value of the consideration received or receivable. Revenue is shown net of value-added tax and duties.

The Company recognizes revenue when the auction sale is complete and the Company has determined that the auction proceeds are collectible.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United

    States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

2.	Significant accounting policies (continued):

(e)	Foreign currency translation:

The parent entity’s presentation and functional currency is the United States dollar. The functional currency for each of the parent entity’s subsidiaries is the currency of the primary economic environment, which is usually the currency of the country of residency. Accordingly, the financial statements of the Company’s subsidiaries that are not denominated in United States dollars have been translated into United States dollars using the exchange rate at the end of each reporting period for asset and liability amounts and the monthly average exchange rate for amounts included in the determination of earnings. Any gains or losses from the translation of asset and liability amounts are included in foreign currency translation reserve in other comprehensive income, which is included as a separate component of shareholders’ equity.

In preparing the financial statements of the individual subsidiaries, transactions in currencies other than the entity’s functional currency are recognized at the rates of exchange prevailing at the dates of the transaction. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Foreign currency differences arising on retranslation are recognized in earnings. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

(f)	Cash and cash equivalents:

Cash and cash equivalents is comprised of cash on hand, deposits with financial institutions, and other short-term, highly liquid investments with original maturities of three months or less when acquired, that are readily convertible to known amounts of cash.

(g)	Inventory:

Inventory is represented by goods held for auction and has been valued at the lower of cost, determined by the specific identification method, and net realizable value.

(h)	Financial instruments:

(i) Recognition of financial instruments:

Financial instruments are recognized when the Company becomes a party to the contractual provisions of the instrument.

Financial assets are derecognized when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset, and substantially all the risks and rewards of ownership of the asset, to another entity.

Financial liabilities are derecognized when the Company’s obligations are discharged, cancelled or they expire.

(ii) Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified as held for trading if it has been acquired principally for the purpose of selling in the short term or if so designated by management and meets the criteria to designate at fair value. The policy of management is to designate a financial asset as held for trading if the possibility exists that it will be sold in the short term and the asset is subject to frequent changes in fair value.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United

    States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

2.	Significant accounting policies (continued):

(h)	Financial instruments (continued):

(ii) Financial assets at fair value through profit or loss (continued):

Financial assets at fair value through profit or loss are stated at fair value, with any resultant gain or loss recognized in earnings. The net gain or loss recognized in earnings incorporates any dividends or interest earned on the financial asset.

Assets in this category are classified as current assets on the balance sheet. For all periods presented, the assets included in this category are cash and cash equivalents.

(iii) Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Company provides services with no intention of selling the receivable. They are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short term receivables when the recognition of interest would be immaterial.

Assets in this category are classified as current assets, except for those with maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. Loans and receivables are comprised of trade and other receivables, advances against auction contracts, other current assets, and loan receivable on the balance sheet.

(iv) Effective interest method:

The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income or interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash receipts or payments (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs, and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period.

Income is recognized on an effective interest basis for debt instruments other than those financial assets designated as fair value through profit or loss.

(v) Impairment of financial assets:

Financial assets, other than those at fair value through profit or loss, are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted. Objective evidence of impairment could include:

a.	Significant financial difficulty of the issuer or counterparty;

b.	Default or delinquency in interest or principal payments; or

c.	It becomes probable that the borrower will enter bankruptcy or financial re-organization.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United

    States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

2.	Significant accounting policies (continued):

(h)	Financial instruments (continued):

(v) Impairment of financial assets (continued):

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through the earnings to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

(vi) Financial liabilities:

Auction proceeds payable, trade and other payables, and borrowings are measured at amortized cost using the effective interest method. Transaction costs are offset against the outstanding principal of the related borrowings and are amortized using the effective interest rate method.

(i)	Property, plant and equipment:

All property, plant and equipment are stated at cost less accumulated depreciation. Cost includes all expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to working condition for their intended use, the costs of dismantling and removing items and restoring the site on which they are located (if applicable) and capitalized interest on qualifying assets. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All repairs and maintenance costs are charged to earnings during the financial period in which they are incurred. Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized net within other income on the income statement.

When major components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment and depreciated over their respective lives. Depreciation is provided to charge the cost of the assets to operations over their estimated useful lives based on their usage as follows:

Asset	Basis	Rate/term
Land improvements	declining balance	10%
Buildings	straight-line	15 - 30 years
Computer software	straight-line	3 - 5 years
Yard equipment	declining balance	20 - 30%
Automotive equipment	declining balance	30%
Computer equipment	straight-line	3 - 5 years
Office equipment	declining balance	20%
Leasehold improvements	straight-line	Terms of leases

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United

    States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

2.	Significant accounting policies (continued):

(i)	Property, plant and equipment (continued):

No depreciation is provided on freehold land or on assets in the course of construction or development.

Property, plant and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Where assets are to be taken out of use, an impairment charge is levied. Where assets’ useful lives are changed, an estimate is made of their new lives and the depreciation is charged at the new rate.

At the end of each reporting period, the Company reviews the carrying amounts of property, plant and equipment to determine whether depreciation policies and useful lives remain appropriate and also if there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. CGUs are identified as the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of the CGU is determined as the higher of fair value less costs to sell and value in use. The value in use is calculated by applying a pre-tax discounted cash flow modeling to management’s projection of future cash flows and any impairment is determined by comparing the carrying value with the value in use. If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in earnings.

Legal obligations to retire and constructive obligations to restore property, plant and equipment and assets under operating leases are recorded at management’s best estimate in the period in which they are incurred, if a reasonable estimate can be made, with a corresponding increase in asset carrying value. The liability is accreted to face value over the remaining estimated useful life of the asset. The Company does not have any significant asset retirement obligations.

(j)	Goodwill:

Goodwill represents non-identifiable intangible assets acquired on business combinations. Goodwill is not amortized and is tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill acquired in a business combination is allocated to the CGU, or the group of CGUs, that is expected to benefit from the synergies of the combination. This allocation is subject to an operating segment ceiling test and reflects the lowest level at which that goodwill is monitored for internal reporting purposes. The impairment test compares the carrying amount of the goodwill against its implied fair value. To the extent that the carrying amount of goodwill exceeds its fair value, an impairment loss is charged against earnings.

(k)	Investment property:

The Company’s investment property is held for capital appreciation, not for sale in the ordinary course of business or for administrative purposes, and is carried at cost.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United

    States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

2.	Significant accounting policies (continued):

(l)	Non-current assets held for sale:

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. Immediately before classification as held for sale, the assets, or components of a disposal group, are measured at carrying amount in accordance with the Company’s accounting policies. Thereafter the assets, or disposal group, are measured at the lower of their carrying amount and fair value less cost to sell. Any impairment loss on a disposal group first is allocated to goodwill, and then to remaining assets and liabilities on a pro rata basis. Impairment losses on initial classification as held for sale and subsequent gains or losses on remeasurement are recognized in earnings.

(m)	Share-based payments:

The Company has a stock-based compensation plan, which is described in the share-based payment note. The Company uses a fair value method to account for employee share-based compensation; cost attributable to options granted to employees is measured at the fair value of the underlying option at the grant date using the Black-Scholes option pricing model. Details regarding this determination are described in note 22. Compensation expense is recognized over the period in which the service conditions are fulfilled with a corresponding increase to equity, ending on the date the employees become fully entitled to the award. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in earnings such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity.

(n)	Taxes:

Income tax expense represents the sum of current tax expense and deferred tax expense.

(i) Current tax:

The current tax expense is based on taxable profit for the period and includes any adjustments to tax payable in respect of previous years. Taxable profit differs from earnings before income taxes as reported in the condensed consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

(ii) Deferred tax:

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor earnings before income taxes.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United

    States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

2.	Significant accounting policies (continued):

(n)	Taxes (continued):

(ii) Deferred tax (continued):

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(iii) Current and deferred tax for the period:

Current and deferred tax are recognized as an expense or income in earnings, except when they relate to items credited or debited directly to equity, in which case the tax is also recognized directly in equity, or where they arise from the initial accounting for a business combination.

(o)	Net earnings per share:

Net earnings per share has been calculated based on the weighted average number of common shares outstanding. Diluted net earnings per share has been calculated after giving effect to outstanding dilutive options calculated by adjusting the earnings attributable to shareholders and the weighted average number of shares outstanding for all dilutive shares.

(p)	New and amended accounting standards:

At the date of authorization of these financial statements, the following applicable standards and interpretations were issued but not yet effective:

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United

    States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

2.	Significant accounting policies (continued):

(p)	New and amended accounting standards (continued):

•

In 2009, the IASB issued the first part of IFRS 9 Financial Instruments. This standard is anticipated to be effective for periods starting on or after January 1, 2015. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

•

In May 2011, the IASB issued new standards addressing scope of reporting entity. IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities. These new standards are effective for years beginning on or after January 1, 2013 with early adoption permitted under certain circumstances. The IASB also renamed IAS 27 as Separate Financial Statements, to reflect that the content now only deals with such, and revised and reissued IAS 28 Investments in Associates and Joint Ventures to align with the new consolidation guidance. The Company is currently evaluating the impact of these new standards on its consolidated financial statements.

•

In May 2011, the IASB also issued IFRS 13 Fair Value Measurement intended to provide a single source of guidance on how to measure fair value where it is already required or permitted by another IFRS, enhancing disclosure requirements for information about fair value measurements. This new standard is effective for years beginning on or after January 1, 2013. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

•

The IASB has a number of other projects outstanding that will result in exposure drafts and eventually new standards issued. However, the timing and outcome of these projects are too uncertain to list here.

3.	Critical accounting estimates and judgments:

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies and assumptions. Estimates and judgments are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances.

Key sources of estimation uncertainty are the areas where assumptions and estimates have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities. These are depreciation methods; valuation of at risk business contracts including inventory held at the period end and commitments under guarantee; valuation and recognition of income taxes; and the calculation of share-based payments. The methods of calculating these estimates are discussed elsewhere in these consolidated financial statements. Actual results may differ from these estimates.

Critical judgments that have a higher degree of judgment and the most significant effect on the Company’s financial reporting, apart from those involving estimates (discussed below), include: determination of operating segments and identification of cash-generating units.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United

    States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

4.	Segmented information:

The Company’s principal business activity is the sale of industrial equipment and other assets at auctions. This business represents a single reportable segment.

The Company determines its activities by geographic segment based on the location of its auctions. Summarized information by geographic segment is as follows:

	September 30,	September 30,	September 30,	September 30,	September 30,
	United States	Canada	Europe	Other	Combined

Year ended December 31, 2011:
Auction revenues	$195,274	$100,404	$51,403	$49,018	$396,099
Property, plant and equipment, investment property and goodwill	352,463	168,924	105,086	71,707	698,180
Liabilities	(111,591)	(182,495)	(30,479)	(24,770)	(349,335)

Year ended December 31, 2010:
Auction revenues	$185,486	$82,894	$51,428	$37,561	$357,369
Property, plant and equipment, investment property and goodwill	317,809	175,928	109,875	69,872	673,484
Liabilities	(65,866)	(172,563)	(26,941)	(27,321)	(292,691)

As at January 1, 2010:
Property, plant and equipment, investment property and goodwill	$298,625	$176,906	$105,360	$62,647	$643,538
Liabilities	(77,812)	(168,146)	(33,446)	(34,006)	(313,410)

5.	Auction revenues:

	September 30,	September 30,
Years ended December 31,	2011	2010

Auction commissions	$342,774	$326,768
Auction fees	53,325	30,601

	$396,099	$357,369

6.	Expenses by nature:

The Company classifies expenses according to function in the consolidated income statements. The following items are listed by function into additional components by nature:

Direct expenses:

	September 30,	September 30,
Years ended December 31,	2011	2010

Employee compensation expense	$17,574	$17,371
Travel, advertising and promotion	19,407	20,525
Other direct expenses	11,063	9,125

	$48,044	$47,021

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United

    States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

6.	Expenses by nature (continued):

Selling, general and administrative expenses:

	September 30,	September 30,
Years ended December 31,	2011	2010

Employee compensation expense	$127,780	$111,279
Buildings and facilities	38,723	37,795
Travel, advertising and promotion	15,485	13,714
Other general and administrative expenses	19,947	18,232

	$201,935	$181,020

Depreciation	42,408	37,813

	$244,343	$218,833

(a)	Employee compensation expense:

	September 30,	September 30,
Years ended December 31,	2011	2010

Wages, salaries and other benefits	$113,850	$104,676
Annual leave and other short-term compensated absences	500	386
Social security costs	8,877	8,280
Pension costs – defined contribution plans	2,195	1,612
Employee share purchase plan contributions	1,203	1,127
Share-based compensation expense	3,875	3,392
Incentive compensation	14,854	9,177

	$145,354	$128,650

(b)	Defined contribution plans:

The employees of the Company are members of retirement benefit plans to which the Company matches up to a specified percentage of employee contributions or, in certain jurisdictions, contributes a specified percentage of payroll costs as mandated by the local authorities. The only obligation of the Company with respect to the retirement benefit plans is to make the specified contributions.

During the year, a total expense of $2,195,000 (2010: $1,612,000) was recognized in earnings, representing Company contributions to these defined contribution plans at rates specified in the terms of the plans.

7.	Finance income and costs:

The finance income and costs for the Company are disaggregated as follows:

	September 30,	September 30,
Years ended December 31,	2011	2010

Finance income:
Interest income on short-term bank deposits	$734	$377
Other interest income	1,592	1,658

	$2,326	$2,035

Finance costs:
Interest on borrowings	$5,382	$5,043
Other interest expense	159	173

	$5,541	$5,216

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United

    States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

8.	Income taxes:

(a)	Income tax recognized in earnings:

	September 30,	September 30,
Years ended December 31,	2011	2010

Current tax expense:
Current period	$27,550	$23,868
Adjustments recognized in the current year in relation to the current tax of prior years	(1,454)	(1,876)

	$26,096	$21,992
Deferred tax expense (recovery):
Origination and reversal of temporary differences	$(1,078)	$(857)
Adjustments recognized in the current year in relation to the deferred tax of prior years	1,744	1,751
Change in unrecognized deferred tax assets:
Deferred income tax assets previously unrecognized used to reduce current tax	494	788
Other changes in unrecognized deferred income tax assets	4,126	1,009

	5,286	2,691

Total income tax expense	$31,382	$24,683

The expense for the year can be reconciled to earnings before income taxes as follows:

Years ended December 31,	2011	2010

Earnings before income taxes	$108,015	$90,358
Statutory federal and state tax rate in the United States	38.50%	38.50%

Expected income tax expense	$41,586	$34,788
Non-deductible expenses	2,715	2,306
Change in unrecognized deferred income tax assets	4,620	1,797
Different tax rates of subisidaries operating in foreign jurisdictions	(17,967)	(14,519)
Other	428	311

	$31,382	$24,683

(b) Income tax recognized directly in equity:

Years ended December 31,	2011	2010

Current tax:
Excess tax deductions related to share-based compensation	$(1,485)	$(147)

Deferred tax:
Arising on income and expenses taken directly to equity:
Translation of net investments of foreign operations	(155)	(343)
Arising on transactions with equity participants:
Share-based compensation	1,428	273

	$(212)	$(217)

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United

    States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

8.	Income taxes (continued):

(c)	Deferred tax balances:

	September 30,	September 30,	September 30,	September 30,	September 30,
December 31, 2011	Opening Balance	Recognized in Net Income	Recognized in Equity	Recognized in other comprehensive income	Closing Balance

Working capital	$210	$864	$—	$13	$1,087
Property, plant and equipment	(11,030)	(1,386)	—	143	(12,273)
Goodwill	(9,044)	(1,054)	—	17	(10,081)
Unused tax losses	5,131	(3,236)	—	(29)	1,866
Share-based compensation	3,318	(301)	(1,428)	—	1,589
Other	(1,453)	(173)	—	286	(1,340)

	$(12,868)	$(5,286)	$(1,428)	$430	$(19,152)

	September 30,	September 30,	September 30,	September 30,	September 30,
December 31, 2010	Opening Balance	Recognized in Net Income	Recognized in Equity	Recognized in other comprehensive income	Closing Balance

Working capital	$1,227	$(1,026)	$—	$9	$210
Property, plant and equipment	(6,684)	(3,836)	—	(510)	(11,030)
Goodwill	(8,224)	(824)	—	4	(9,044)
Unused tax losses	3,025	2,065	—	41	5,131
Share-based compensation	3,003	588	(273)	—	3,318
Other	(2,427)	342	—	632	(1,453)

	$(10,080)	$(2,691)	$(273)	$176	$(12,868)

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Assets		Liabilities		Net
December 31,	2011	2010	2011	2010	2011	2010

Working capital	$1,087	$210	$—	$—	$1,087	$210
Property, plant and equipment	669	27	(12,942)	(11,057)	(12,273)	(11,030)
Goodwill	—	—	(10,081)	(9,044)	(10,081)	(9,044)
Unused tax losses	1,866	5,131	—	—	1,866	5,131
Share-based compensation	1,589	3,318	—	—	1,589	3,318
Other	1,663	888	(3,003)	(2,341)	(1,340)	(1,453)
Netting of tax assets and liabilities	(5,425)	(4,431)	5,425	4,431	—	—

	$1,449	$5,143	$(20,601)	$(18,011)	$(19,152)	$(12,868)

The following deferred tax assets have not been recognized at the balance sheet date:

	September 30,	September 30,
December 31,	2011	2010

Tax losses that expire on or before December 31, 2030	$4,477	$1,348
Tax losses that do not expire	4,157	2,998
Deductible temporary differences	528	427

	$9,162	$4,773

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United

    States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

8.	Income taxes (continued):

(c)	Deferred tax balances (continued):

Earnings retained by subsidiaries and equity-accounted investments amount to approximately $381,000,000 (2010: $342,000,000). The Company accrues withholding and other taxes that would become payable on the distribution of these earnings only to the extent that either the Company does not control the relevant entity or it is expected that these earnings will be remitted in the foreseeable future.

9.	Net earnings per share:

	September 30,	September 30,	September 30,
Year ended December 31, 2011	Net earnings	Shares	Per share amount

Basic net earnings per share	76,633	106,164,237	$0.72
Effect of dilutive securities:
Stock options	—	819,520	—

Diluted net earnings per share	$76,633	106,983,757	$0.72

	September 30,	September 30,	September 30,
Year ended December 31, 2010	Net earnings	Shares	Per share amount

Basic net earnings per share	$65,675	105,521,960	$0.62
Effect of dilutive securities:
Stock options	—	647,239	—

Diluted net earnings per share	$65,675	106,169,199	$0.62

For the year ended December 31, 2011, stock options to purchase 884,811 common shares were outstanding but were excluded from the calculation of diluted earnings per share as they were anti-dilutive (2010: 1,027,463).

10.	Trade and other receivables:

	September 30,	September 30,	September 30,
	December 31, 2011	December 31, 2010	January 1, 2010

Trade receivables	$33,139	$33,034	$23,879
Consumption taxes receivable	26,157	24,837	26,084
Other receivables	1,684	1,947	2,000

	$60,980	$59,818	$51,963

Trade receivables are secured by the equipment they relate to as it is Company policy that equipment is not released until payment has been collected. Furthermore, trade receivables are interest bearing after the seven day settlement period. Other receivables are unsecured and non-interest bearing.

Trade receivables are due for settlement no more than seven days from the date of recognition. Trade receivables of $33,139,000 (2010: $33,034,000) are more than seven days past due but not considered impaired. As at December 31, 2011 there are $2,653,000 impaired receivables which have been provided for in the balance sheet because they are over six months old or specific situations where recovering the debt is considered unlikely (2010: $4,033,000).

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United

    States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

10.	Trade and other receivables (continued):

Consumption taxes receivable are deemed fully recoverable unless disputed by the relevant tax authority at which point they are written off as appropriate. The other classes within trade and other receivables do not contain impaired assets.

11.	Inventory:

Every period end inventory is reviewed to ensure that it is recorded at the lower of cost and net realizable value. At December 31, 2011, a write-down of $469,000 (2010: $nil) was recorded. The cost of inventory purchases made during the year relating to inventory that was sold was $763,121,000 (2010: $322,555,000). The cost of inventory purchases is netted against proceeds from inventory sales and included in auction revenues.

Of inventory held at December 31, 2011, 99% is expected to be sold by the end of March 2012, with the remainder to be sold by the end of April 2012. Of inventory held at December 31, 2010, 96% was sold by the end of March 2011, with the remainder sold by the end of May 2011. Inventory is held for an average of approximately three weeks.

12.	Prepaid expenses and deposits:

	September 30,	September 30,	September 30,
	December 31, 2011	December 31, 2010	January 1, 2010

Prepaid expenses	$6,378	$6,282	$6,167
Refundable deposits	3,545	4,283	1,964

	$9,923	$10,565	$8,131

13.	Assets held for sale:

	September 30,	September 30,	September 30,
	December 31, 2011	December 31, 2010	January 1, 2010
Assets held for sale	$—	$421	$3,675

As at January 1, 2010, the Company held land and buildings relating to the former Houston permanent auction site and Lincoln administrative offices, which it intended to sell as these locations had been replaced by other facilities. These assets were sold during 2010 achieving profit on disposal of $1,231,000.

As at December 31, 2010, the Company had the intention of disposing of land and buildings held relating to the former Vancouver, British Columbia, permanent auction site, which it intended to sell as this location had been replaced by a new facility. This site was sold during 2011 achieving profit on disposal of $3,482,000.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United

    States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

14.	Loan receivable:

The loan receivable is a secured promissory note of $5,300,000 repayable by the debtor in monthly instalments with the final payment due February 28, 2014. The note is secured by a first-ranking deed of trust registered against the property owned by the debtor and leased to the Company. The note bears interest at a fixed rate of 6.00% per annum and can be repaid early without penalty.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United

    States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

15.	Property, plant and equipment:

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Land and improvements	Buildings	Land, buildings and leasehold improvements under development	Yard and automotive equipment	Computer software and equipment	Computer software and equipment under development	Office equipment	Leasehold improvements	Total

Cost:
Balance, January 1, 2010	$286,297	$232,160	$57,367	$49,069	$44,184	$14,084	$17,275	$4,396	$704,832
Additions	51	109	44,810	7,116	843	11,067	540	1,066	65,602
Disposals	(544)	(2,812)	—	(5,160)	(4,229)	—	(727)	—	(13,472)
Transfers from property under development to completed assets	47,285	24,059	(84,518)	2,842	23,836	(23,836)	2,848	7,484	—
Reclassified as held for sale	(436)	(87)	—	—	—	—	—	—	(523)
Foreign exchange movement	5,617	4,662	(2,356)	663	2,874	473	372	(12)	12,293

Balance, December 31, 2010	$338,270	$258,091	$15,303	$54,530	$67,508	$1,788	$20,308	$12,934	$768,732
Additions	2,007	277	55,953	8,971	894	9,918	460	97	78,577
Disposals	(2,857)	(155)	—	(7,395)	(154)	(224)	(315)	(204)	(11,304)
Transfers from property under development to completed assets	5,169	700	(9,367)	719	8,042	(8,042)	206	2,573	—
Foreign exchange movement	(2,652)	(2,604)	(11)	(822)	(1,715)	(56)	(359)	(221)	(8,440)

Balance, December 31, 2011	$339,937	$256,309	$61,878	$56,003	$74,575	$3,384	$20,300	$15,179	$827,565

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United

    States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

15.	Property, plant and equipment (continued):

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	Land and improvements	Buildings	Land, buildings and leasehold improvements under development	Yard and automotive equipment	Computer software and equipment	Computer software and equipment under development	Office equipment	Leasehold improvements	Total

Accumulated depreciation:
Balance, January 1, 2010	$(19,684)	$(40,882)	$—	$(21,756)	$(22,853)	$—	$(6,998)	$(2,551)	$(114,724)
Depreciation for the year	(5,109)	(8,866)	—	(7,835)	(12,556)	—	(2,603)	(844)	(37,813)
Disposals	117	1,579	—	3,240	(313)	—	694	—	5,317
Reclassified as held for sale	71	33	—	—	—	—	—	—	104
Foreign exchange movement	13	(661)	—	(297)	(1,599)	—	(94)	6	(2,632)

Balance, December 31, 2010	$(24,592)	$(48,797)	$—	$(26,648)	$(37,321)	$—	$(9,001)	$(3,389)	$(149,748)
Depreciation for the period	(7,341)	(9,256)	—	(7,876)	(14,090)	—	(2,383)	(1,462)	(42,408)
Disposals	72	72	—	4,782	706	—	228	201	6,061
Foreign exchange movement	331	618	—	411	1,228	—	197	78	2,863

Balance, December 31, 2011	$(31,530)	$(57,363)	$—	$(29,331)	$(49,477)	$—	$(10,959)	$(4,572)	$(183,232)

Net carrying amount:
As at January 1, 2010	$266,613	$191,278	$57,367	$27,313	$21,331	$14,084	$10,277	$1,845	$590,108

As at December 31, 2010	$313,678	$209,294	$15,303	$27,882	$30,187	$1,788	$11,307	$9,545	$618,984

As at December 31, 2011	$308,407	$198,946	$61,878	$26,672	$25,098	$3,384	$9,341	$10,607	$644,333

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United

    States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

15.	Property, plant and equipment (continued):

During the year, interest of $1,171,000 (2010: $2,014,000) was capitalized to the cost of assets under development. These interest costs relating to qualifying assets are capitalized at a weighted average rate of 3.96% (2010: 6.17%).

16.	Investment property:

September 30,
Cost:
Balance, January 1, 2010	$7,837
Foreign exchange movement	409

Balance, December 31, 2010	8,246
Foreign exchange movement	(356)

Balance, December 31, 2011	$7,890

Investment property held at the balance sheet date is comprised of land and site improvements which are non-depreciated asset categories. The fair value of investment property as at January 1, 2010 was approximately $36 million; there was no significant change in real estate prices in the geographies where investment property is held for the period from January 1, 2010 to December 31, 2011. The fair value of the Company’s investment property has been arrived at on the basis of a valuation carried out on January 1, 2010 by local real estate agents not related to the Company. These agents are members of appropriate real estate associations for their jurisdiction, and have the appropriate recent experience in the valuation of properties in the relevant locations. The valuation was arrived at by reference to market evidence of transaction prices for similar properties.

17.	Goodwill:

September 30,
Cost:
Balance, January 1, 2010	$45,593
Foreign exchange movement	661

Balance, December 31, 2010	46,254
Foreign exchange movement	(297)

Balance, December 31, 2011	$45,957

Goodwill is subject to annual impairment reviews. Goodwill is attributed to the Company’s CGUs or groups of CGUs and the recoverable amount of each CGU or group of CGUs is determined based on calculating its value in use. This is calculated by applying discounted cash flow modeling to management’s own projections, adjusted to remove the effect of future capital expenditures, covering a five year period. Management’s five year projections are based on historical results and have been prepared on the basis of strategic plans, knowledge of the market and management’s views on achievable growth in market share over the longer term. Cash flows beyond the five year period are extrapolated using a long term growth rate estimated to be 2.00%. A weighted average pre-tax discount rate of 12.57% is used, which is the Company’s discount rate with a risk premium reflecting the relative risks in the markets in which the CGU’s with goodwill operate. The value in use is compared to the carrying amount in order to determine whether impairment has occurred.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United

    States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

17.	Goodwill (continued):

The carrying value of goodwill has been allocated for impairment testing purposes to the following CGU or group of CGUs:

	September 30,	September 30,	September 30,
	December 31,	December 31,	January 1,
	2011	2010	2010

USA group of CGUs	$33,326	$33,326	$33,326
Canada CGU	12,631	12,928	12,267

	$45,957	$46,254	$45,593

There has been no impairment of goodwill.

A sensitivity analysis had been performed on the base case assumptions used for assessing the goodwill. Management has concluded that there are no reasonably possible changes in key assumptions which would cause the carrying amount of any component of goodwill to exceed its value in use.

18.	Trade and other payables:

	September 30,	September 30,	September 30,
	December 31,	December 31,	January 1,
	2011	2010	2010

Trade payables	$22,168	$34,625	$26,223
Accrued liabilities	40,637	21,200	31,355
Social security and sales taxes payable	21,490	14,034	16,368
Net consumption taxes payable	7,422	6,866	7,953
Other payables	9,151	10,960	6,503

	$100,868	$87,685	$88,402

Trade payables are normally settled on 30 day terms and accrued liabilities have an average term of two months. All current trade and other payables are interest-free and payable within 12 months.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United

    States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

19.	Borrowings:

	September 30,	September 30,	September 30,
	Carrying value
	December 31,	December 31,	January 1,
	2011	2010	2010
Current Borrowings	$12,595	$1,087	$19,326

Non-current Borrowings
Term loan, denominated in Canadian dollars, unsecured, bearing interest at 6.385%, due in quarterly installments of interest only, with the full amount of the principal due in 2016.	$58,627	$59,977	$56,889
Term loan, denominated in United States dollars, unsecured, bearing interest at 5.61%, due in quarterly installments of interest only with the full amount of the principal due in 2011.	—	29,998	29,966
Revolving loan, denominated in Canadian dollars, unsecured, bearing interest at Canadian bankers’ acceptance rate plus a margin between 0.65% and 1.00%, due in monthly installments of interest only. The revolving credit facility is available until January 2014. As at December 31, 2011, the effective rate of interest on this loan, including the margin, was 2.00%.	30,254	30,911	29,282
Term loan, denominated in United States dollars, unsecured, bearing interest at a base rate of 1.65% plus a margin between 0.65% and 1.00%, due in quarterly installments of interest only, with the full amount of the principal due in 2013.	15,000	15,000	—
Term loan, denominated in United States dollars, unsecured, bearing interest at a base rate of 1.16% plus a margin between 0.65% and 1.00%, due in quarterly installments of interest only, with the full amount of the principal due in 2013.	30,000	—	—

	$133,881	$135,886	$116,137

Total Borrowings	$146,476	$136,973	$135,463

Current borrowings at December 31, 2011 are comprised of drawings in different currencies on the Company’s committed revolving credit facility. These have a weighted average interest rate of 2.48% at the end of this reporting period.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United

    States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

19.	Borrowings (continued):

As at December 31, 2011, principal repayments for the remaining period to the contractual maturity dates are as follows:

September 30,
Face value

2012	$—
2013	45,000
2014	30,361
2015	—
2016	58,764
Thereafter	—

$134,125

As at December 31, 2011, the Company had available committed revolving credit facilities aggregating $146,687,000, of which $136,687,000 is available until January 2014. The Company also had uncommitted credit facilities aggregating $261,215,000, of which $166,236,000 expires November 2014. During the fourth quarter of 2011, the Company entered into a committed seasonal bulge credit facility for $50 million, which is available in February, March, August and September until January 2014. This credit facility is not included in the available credit facilities total as at December 31, 2011.

20.	Dividends paid and proposed:

(a)	Declared and paid:

	September 30,	September 30,
Years ended December 31,	2011	2010

Dividends on common shares expressed in cents per share:
Final dividend for 2010: 10.5 (2009: 10.0)	$11,109	$10,540
Interim (first quarter) dividend for 2011: 10.5 (2010: 10.0)	11,149	10,553
Interim (second quarter) dividend for 2011: 11.25 (2010: 10.5)	11,962	11,085
Interim (third quarter) dividend for 2011: 11.25 (2010: 10.5)	11,963	11,088

	$46,183	$43,266

(b)	Declared and undistributed:

In addition to the above dividends, since the end of the year the Directors have recommended the payment of a final dividend of 11.25 cents per share (2010: 10.5 cents per share), accumulating to a total dividend of $11,969,000 (2010: $11,109,000). The aggregate amount of the proposed final dividend is expected to be paid on March 9, 2012 out of retained earnings. This dividend payable has not been recognized as a liability in the financial statements. The payment of this dividend will not have any tax consequence for the Company.

21.	Share capital:

(a)	Authorized:

Unlimited number of common shares, without par value.

Unlimited number of senior preferred shares, without par value, issuable in series.

Unlimited number of junior preferred shares, without par value, issuable in series.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United

    States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

21.	Share capital (continued):

(b)	Issued:

All issued shares are fully paid. No preferred shares have been issued.

22.	Share-based payment:

(a)	Stock option plan:

The Company has a stock option plan that provides for the award of stock options to selected employees, directors and officers of the Company and to other persons approved by the Board of Directors. Stock options are granted at the fair market value of the Company’s common shares at the grant date, with vesting periods ranging from immediate to five years and a term not exceeding 10 years. At December 31, 2011, there were 4,856,892 (2010: 5,368,589) shares authorized and available for grants of options under the stock option plan.

Stock option activity for 2011 and 2010 is presented below:

	September 30,	September 30,
	Common Shares	Weighted Average
	Under Option	Exercise Price

Outstanding, January 1, 2010	2,922,587	$15.13
Granted	591,704	21.79
Exercised	(269,415)	12.17
Forfeited	(10,100)	24.39

Outstanding, December 31, 2010	3,234,776	16.57
Granted	517,460	25.73
Exercised	(738,304)	13.17
Forfeited	(5,763)	22.37

Outstanding, December 31, 2011	3,008,169	$18.97

Exercisable, December 31, 2010	2,256,031	$15.55

Exercisable, December 31, 2011	2,080,095	$17.42

The options outstanding at December 31, 2011 expire on dates ranging to September 8, 2021.

The following is a summary of stock options outstanding and exercisable at December 31, 2011:

	September 30,	September 30,	September 30,	September 30,	September 30,
	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted
Range of		Average	Average		Average
Exercise Prices	Number	Remaining Life	Exercise Price	Number	Exercise Price

$5.18	66,724	1.1	$5.18	66,724	$5.18
$8.82 - $10.80	207,781	2.6	9.85	207,781	9.85
$14.23 - $14.70	960,835	6.4	14.54	764,561	14.56
$18.67 - $19.23	328,241	5.2	18.68	328,241	18.68
$21.66 - $23.11	559,777	8.3	21.87	315,627	21.82
$24.39 - $25.91	884,811	7.8	25.24	397,161	24.41

	3,008,169			2,080,095

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United

    States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

22.	Share-based payment (continued):

(b)	Share-based compensation:

During the year, the Company recognized compensation cost of $3,875,000 (2010: $3,392,000) in respect of options granted under its stock option plan. This amount was calculated in accordance with the fair value method of accounting.

The fair value of the stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	September 30,	September 30,
Years ending December 31,	2011	2010

Risk free interest rate	2.5%	2.7%
Expected dividend yield	1.64%	1.84%
Expected lives of options	5 years	5 years
Expected volatility	34.9%	34.4%

Risk free interest rate is the US Treasury Department five year treasury yield curve rate on the date of the grant. Expected dividend yield assumes a continuation of the most recent dividend payment for the coming quarterly dividends. Expected lives of options is based on the age of the options on the exercise date over the past five years. Expected volatility is based on the historical share price volatility over the past five years.

The weighted average grant date fair value of options granted during the year was $7.69 per option (2010: $6.40). The fair value method requires that this amount be amortized over the relevant vesting periods of the underlying options.

(c)	Other share-based payment:

The Company has an employee share purchase plan that allows all employees that have completed one year of service to contribute funds to purchase common shares at the current market value at the time of share purchase. Employees may contribute up to 4% of their salary. The Company will match between 50% and 100% of the employee’s contributions, depending on the employee’s length of service with the Company.

The Company has an Executive Long Term Incentive Plan (“ELTIP”) available to the Company’s executives and certain other members of senior management, to facilitate their direct investment in and ownership of common shares of the Company. The maximum ELTIP award available to participants ranges from $50,000 to $125,000 and is only paid by the Company when a participant contributes an equivalent amount to the ELTIP, which amount is invested by the ELTIP administrator in common shares purchased in the open market on the NYSE. Award entitlement may be carried forward for one year should a participant choose not to contribute to the ELTIP in a particular year; any unused entitlement expires after one year. Participants generally may not withdraw shares from the ELTIP until retirement.

The Company also has a Long Term Incentive Plan for Non-Executive Directors (“LTIP”), to facilitate their direct investment in and ownership of common shares of the Company. A designated portion of each non-executive director’s annual fee is paid into the LTIP: $80,000 for the Board Chairman and $60,000 for the Board Members. These funds are invested by the LTIP administrator in open market purchases of common shares of the Company. Participants may not withdraw shares from the LTIP until retirement.

23.	Commitments:

(a)	Commitments for expenditure:

As at December 31, 2011, the Company had committed to, but not yet incurred, $7,097,000 in capital expenditure for property, plant and equipment (2010: $5,053,000).

(b) Operating lease commitments – the Company as lessee:

The Company has entered into commercial leases for various auction sites and offices located in Canada, the U.S.A., the Netherlands, Spain, Germany, the U.K., Australia, China, Dubai, Turkey, Mexico, and Panama. The majority of these leases are non-cancellable. The Company also has further operating leases for certain motor vehicles and small office equipment where it is not in the best interest of the Company to purchase these assets.

The majority of the Company’s operating leases have a fixed term with a remaining life between six months and 22 years with renewal terms included in the contracts. The leases have varying contract terms, escalation clauses and renewal rights. There are no restrictions placed upon the lessee by entering into these leases, other than restrictions on use of property, sub-letting and alterations. In certain leases there are options to purchase; if the intention to take this option changes subsequent to the commencement of the lease, the Company re-assesses the classification of the lease as operating.

The future aggregate minimum lease payments under non-cancellable operating leases, excluding reimbursed costs to the lessor, are as follows:

	September 30,	September 30,
December 31,	2011	2010

Not later than one year	$9,230	$9,237
Later than one year and no later than five years	29,448	29,174
Later than five years	104,067	108,321

	$142,745	$146,732

The lease expenditure charged to earnings during the year was $15,510,000 (2010: $15,331,000).

24.	Contingencies:

(a)	Legal and other claims:

The Company is subject to legal and other claims that arise in the ordinary course of its business. The Company does not believe that the results of these claims will have a material effect on the Company’s balance sheet or income statement.

(b)	Guarantee contracts:

In the normal course of its business, the Company will in certain situations guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment.

At December 31, 2011, total outstanding guarantees under contract were $23,537,000 for industrial equipment, 76% of which are due to be sold prior to the end of March 2012, with the remainder to be sold in April 2012 (2010: $7,860,000 of which 90% sold prior to the end of March 2011, with the remainder sold in April 2011).

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United

    States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

24.	Contingencies (continued):

(b)	Guarantee contracts (continued):

The Company also had guarantees under contract totalling $21,187,000 relating to agricultural auctions, 79% of which are due to be sold prior to the end of April 2012, with the remainder to be sold in June 2012 (2010: $21,008,000 of which 80% sold prior to the end of April 2011, with the remainder sold in June 2011).

The outstanding guarantee amounts are undiscounted and before estimated proceeds from sale at auction.

25.	Related party transactions:

There have been no guarantees provided or received for any related party receivables.

(a)	Transactions with subsidiaries:

The names of the Company’s subsidiaries are set out in note 28.

There are no outstanding balances as at December 31, 2011 and 2010 as all significant inter-company balances and transactions have been eliminated upon consolidation.

(b)	Transactions with key management personnel:

The Company’s key management personnel include the directors of the Company and Board appointed officers.

Total aggregate compensation made to key management personnel of the Company is set out below:

	September 30,	September 30,
Years ended December 31,	2011	2010

Short-term employee benefits	$7,726	$5,810
Post-employment benefits	59	59
Share-based payment	1,568	1,355

	$9,353	$7,224

26.	Capital risk management:

The Company’s objectives when managing its capital are to maintain a financial position suitable for providing financial capacity and flexibility to meet its growth strategies, to provide an adequate return to shareholders, and to return excess cash through the payment of dividends. The Company’s invested capital is defined as the sum of shareholders’ equity and long-term borrowings.

The Company executes a planning and budgeting process to determine the funds required to ensure the Company has appropriate liquidity to meets its operating and growth objectives. The Company ensures that there are sufficient credit facilities to meet its current and future business requirements, taking into account its anticipated cash flows from operations and its holding of cash and cash equivalents.

The Company complies with covenant criteria established by its lenders. These include tangible net worth and leverage ratio measurements. As at December 31, 2011 and 2010, the Company is in compliance with these covenants.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United

    States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

26.	Capital risk management (continued):

The Company is not subject to any statutory capital requirements, and has not made any changes with respect to its overall capital management strategy during the years ended December 31, 2011 and 2010.

27.	Financial instruments:

(a)	Fair value:

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Company is the current bid price: the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Company uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for non-current borrowings. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments, if any.

The carrying value of the Company’s trade and other current receivables, advances against auction contracts, current portion of the loan receivable, auction proceeds payable, trade and other payables, and current borrowings approximate their fair values due to their short terms to maturity. Based on this methodology, the fair value of the non-current portion of its loan receivable as at December 31, 2011 approximates the carrying value of $4,915,000 (2010: $5,026,000). Based on this methodology, the fair value of its non-current borrowings as at December 31, 2011 was approximately $139,633,000 (2010: $141,622,000) as compared to the carrying value of $133,881,000 (2010: $135,886,000).

(b)	Financial risk management:

The Company and its subsidiaries are exposed to a variety of financial risks by virtue of its activities, including foreign exchange risk, interest rate risk, credit risk and liquidity risk. The Board of Directors has overall responsibility for the oversight of the Company’s risk management.

(i) Foreign currency risk:

The Company operates internationally and is exposed to foreign currency risk, primarily relating to the Canadian and U.S. dollars, and the Euro, arising from sales, purchases and loans that are denominated in currencies other than the respective functional currencies of the Company’s international operations. The Company also has various investments in non-U.S. dollar functional currency subsidiaries, whose net assets are exposed to foreign currency translation risk. The Company has elected not to actively manage this exposure at this time.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United

    States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

27.	Financial instruments (continued):

(b)	Financial risk management (continued):

(i) Foreign currency risk (continued):

For the year ended December 31, 2011, with other variables unchanged, a 1.00% strengthening (weakening) of the U.S. dollar against the Canadian dollar and Euro would impact the Company’s financial statements as follows:

•

increase (decrease) net earnings by approximately $13,000 (2010: $142,000) due to the translation of the foreign operations’ statements of operations into the Company’s reporting currency, the U.S. dollar;

•	decrease (increase) net earnings by approximately $94,000 (2010: $101,000) due to the revaluation of significant foreign currency denominated monetary items; and

•	decrease (increase) other comprehensive income by approximately $3,010,000 (2010: $3,097,000).

(ii) Interest rate risk:

The Company’s interest rate risk mainly arises from the interest rate impact on the Company’s cash and cash equivalents and floating rate debt. Cash and cash equivalents earn interest based on market interest rates. As at December 31, 2011 and 2010, the Company is not exposed to significant interest rate risk on its cash and cash equivalents.

The Company’s interest rate management policy is generally to borrow at fixed rates. However, floating rate funding has been used if the terms of borrowings are favourable. The Company will consider utilizing derivative instruments such as interest rate swaps to minimize its exposure to interest rate risk. As at December 31, 2011, approximately 24.47% (2010: 23.36%) of the Company’s borrowings are at floating rates of interest. The weighted average interest rate paid by the Company on its outstanding floating rate borrowings during the year was 1.97% (2010: 1.44%).

During the year, a portion of the Company’s interest was capitalized as it relates to the development of various new and replacement auction sites as well as other capital expenditures. As a result, changes in interest rates on these borrowings will have a smaller affect the Company’s net earnings or other comprehensive income until such time as these developments are put into use and amortized. However, cash outflows have the potential to be negatively impacted by increases in interest rates. For the year ended December 31, 2011, with other variables unchanged, a 100 basis points or 1.00% increase (decrease) in interest rates would decrease (increase) net earnings by approximately $108,000 (2010: $210,000).

(iii) Credit risk:

Credit risk is the risk of financial loss to the Company arising from the non-performance by counterparties of contractual financial obligations. The Company is not exposed to significant credit risk on accounts receivable because it does not extend credit to buyers at its auctions, and it has a large diversified customer base. The Company is not exposed to significant credit risk on advances against auction contracts because it limits the amounts advanced to a percentage of the Company’s estimated value of the assets to be sold. In addition, assets purchased at the Company’s auctions are not normally released to the buyers until they are paid in full. The Company’s maximum exposure to credit risk on accounts receivable and advances against auction contracts at the reporting date is the carrying value of its accounts receivable and advances against auction contracts, less those receivables relating to assets that have not been released to the buyers.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United

    States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

27.	Financial instruments (continued):

(b)	Financial risk management (continued):

(iii) Credit risk (continued):

The Company’s credit risk exposure on liquid financial assets, being cash and cash equivalents, is limited since it maintains its cash and cash equivalents in a range of large financial institutions around the world.

The Company limits its credit risk on its note receivable by performing credit verification procedures prior to the issuance of the note receivable. In addition, the note receivable is secured by the underlying property and a neighbouring property, and is monitored on an ongoing basis. To date, the counterparty has not failed to meet its financial obligations to the Company.

(iv) Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by maintaining adequate cash and cash equivalent balances, generally by releasing payments to consignors only after receivables from buyers have been collected. The Company also utilizes its established lines of credit (note 19) for short-term borrowings on an as-needed basis. The Company continuously monitors and reviews both actual and forecast cash flows to ensure there is sufficient working capital to satisfy its operating requirements.

28.	Subsidiaries:

The consolidated financial statements include financial statements of Ritchie Bros. Auctioneers Incorporated and the subsidiaries listed in the following table:

	September 30,	September 30,	September 30,
		Proportion of
	Country of	ownership
Name of subsidiary	incorporation	interest	Principal activity

Ritchie Bros. Holdings Inc.	United States of America (“USA”)	100%	Holding company
Ritchie Bros. Holdings (America) Inc.	USA	100%	Holding company
Ritchie Bros. Auctioneers (America) Inc.	USA	100%	Auction services
Ritchie Bros. Properties Inc.	USA	100%	Property management
Ritchie Bros. Auctioneers (International) Finance LLC	USA	100%	Holding company
Ritchie Bros. Holdings Ltd.	Canada	100%	Holding company
Ritchie Bros. Auctioneers (Canada) Ltd.	Canada	100%	Auction services
Bridgeport Agencies Ltd.	Canada	100%	Asset management
Ritchie Bros. Properties Ltd.	Canada	100%	Property management
Ritchie Bros. Financial Services Ltd.	Canada	51%	Brokerage services
Ritchie Bros. Auctioneers (International) Ltd.	Canada	100%	Holding company
Ritchie Bros. Holdings (Cyprus) Limited	Cyprus	100%	Holding company
Ritchie Bros. Auctioneers Limited	Cyprus	100%	Holding company
Ritchie Bros. Auctioneers (ME) Limited	Cyprus	100%	Auction services
Ritchie Bros. (Hungary) Kft.	Hungary	100%	Holding company
Ritchie Bros. Auctioneers India Private Limited	India	100%	Auction services
Ritchie Bros. Holdings B.V.	The Netherlands	100%	Holding company
Ritchie Bros. Auctioneers B.V.	The Netherlands	100%	Auction services
Ritchie Bros. Shared Services B.V.	The Netherlands	100%	Administrative services
Ritchie Bros. Properties B.V.	The Netherlands	100%	Property management
Ritchie Bros. Technical Servies B.V.	The Netherlands	100%	Administrative services
Ritchie Bros. Auctioneers (Poland) Sp.z.o.o.	Poland	100%	Auction services

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United

    States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

28.	Subsidiaries (continued):

	September 30,	September 30,	September 30,
		Proportion of
	Country of	ownership
Name of subsidiary (continued)	incorporation	interest	Principal activity

Ritchie Bros. Properties S.r.l.	Italy	100%	Property management
Ritchie Bros. Auctioneers S.r.l.	Italy	100%	Auction services
Ritchie Bros. Auctioneers (Spain) S.L.	Spain	100%	Auction services
Ritchie Bros. Properties (Spain) S.L.	Spain	100%	Property management
Ritchie Bros. Auctioneers (UK) Limited	United Kingdom	100%	Auction services
Ritchie Bros. Auctioneers GmbH	Germany	100%	Auction services
Ritchie Bros. Auctioneers (Belgium) N.V.	Belgium	100%	Auction services
SVV Ritchie Bros. Auctioneers France	France	100%	Auction services
Ritchie Bros. Services SARL	France	100%	Administrative services
Ritchie Bros. Holdings SARL	France	100%	Holding company
Ritchie Bros. Properties EURL	France	100%	Property management
Ritchie Bros. Holdings Pty Ltd.	Australia	100%	Holding company
Ritchie Bros. Auctioneers Pty Ltd.	Australia	100%	Auction services
Ritchie Bros. Properties Pty Ltd.	Australia	100%	Property management
Ritchie Bros. Auctioneers (Japan) Ltd.	Canada	100%	Auction services
Ritchie Bros. Properties Japan K. K.	Japan	100%	Property management
Ritchie Bros. Auctioneers (Japan) K. K.	Japan	100%	Auction services
Ritchie Bros. Auctioneers Pte Ltd.	Singapore	100%	Auction services
Ritchie Bros. Auctioneers Mexico Services, S. de R.L. de C.V.	Mexico	100%	Administrative services
Ritchie Bros. Auctioneers de Mexico, S. de R.L.de C.V.	Mexico	100%	Auction services
Ritchie Bros. Properties, S. de R.L. de C.V.	Mexico	100%	Property management
Ritchie Bros. Auctioneers (Panama) S.A.	Panama	100%	Auction services
Ritchie Bros. Auctioneers Comercial de Equipamentos Industriais Ltda	Brazil	100%	Auction services
Ritchie Bros. Auctioneers Muzayede Danismanlik ve Ticaret Limited Sirketi	Turkey	100%	Auction services
Ritchie Bros. Auctioneers LLC (Russia)	Russia	100%	Auction services
Ritchie Bros. Holdings Luxembourg SARL	Luxembourg	100%	Holding company
Ritchie Bros. Luxembourg SARL	Luxembourg	100%	Holding company

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United

    States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

29.	First-time adoption of IFRS:

These are the Company’s first annual consolidated financial statements prepared in accordance with IFRS. The significant accounting policies in note 2 have been applied in preparing these consolidated financial statements. This includes the comparative information for the year ended December 31, 2010, and the preparation of an opening IFRS balance sheet on the date of transition to IFRS (“Transition Date”), January 1, 2010.

The guidance for first-time adoption of IFRS is set out in IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”). IFRS 1 requires that the standards are applied retrospectively at the Transition Date with all adjustment to assets and liabilities taken to retained earnings, unless certain exemptions are applied. The Company elected to take the following IFRS 1 optional exemptions:

•	to apply the requirements of IFRS 3 Business Combinations prospectively from the Transition Date;

•	to apply the requirements of IFRS 2 Share-based Payments only to equity instruments granted after November 7, 2002 which had not vested as of the Transition date; and

•	to transfer all foreign currency translation differences recognized as a separate component of equity to retained earnings as at the Transition Date.

IFRS 1 also outlines specific guidelines where a first-time adopter must not apply the standards retrospectively. The Company has complied with these mandatory exceptions from retrospective application.

In preparing the opening IFRS balance sheet and comparative information for the year ended December 31, 2010, the Company has adjusted amounts reported previously in financial statements prepared in accordance with previous GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and discussion.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United

    States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

29.	First-time adoption of IFRS (continued):

Reconciliation of net earnings:

	September 30,	September 30,	September 30,	September 30,
	Year ended December 31, 2010
		Effect of
	Previous	Transition to
	GAAP	IFRS	Notes	IFRS

Auction revenues	$357,369			$357,369
Direct expenses	47,021			47,021

	310,348			310,348

Selling, general and administrative expenses	218,345	488	(e)	218,833

Earnings from operations	92,003	(488)		91,515

Other income (expense):
Foreign exchange loss	(49)			(49)
Gain on disposition of property, plant and equipment	250			250
Other	1,823			1,823

	2,024	—		2,024

Finance income (costs):
Finance income	2,035			2,035
Finance costs	(5,216)			(5,216)

	(3,181)	—		(3,181)

Earnings before income taxes	90,846	(488)		90,358

Income tax expense:
Current	21,992			21,992
Deferred	2,941	(250)	(d), (e)	2,691

	24,933	(250)		24,683

Net earnings	$65,913	$(238)		$65,675

Net earnings per share:
Basic	$0.62			$0.62
Diluted	$0.62			$0.62

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United

    States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

29.	First-time adoption of IFRS (continued):

Reconciliation of comprehensive income:

	September 30,	September 30,	September 30,	September 30,
	Year ended December 31, 2010
		Effect of
	Previous	Transition to
	GAAP	IFRS	Notes	IFRS
Net earnings	$65,913	$(238)		$65,675

Other comprehensive income:
Foreign currency translation adjustment, net of tax	4,520			4,520

Total comprehensive income for the year	$70,433	$(238)		$70,195

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United

    States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

29.	First-time adoption of IFRS (continued):

Reconciliation of balance sheets:

	September 30,	September 30,	September 30,	September 30,
	January 1, 2010
		Effect of
	Previous	Transition to
	GAAP	IFRS	Notes	IFRS
Assets

Current assets:
Cash and cash equivalents	$122,596			$122,596
Trade and other receivables	51,963			51,963
Inventory	6,640			6,640
Advances against auction contracts	4,574			4,574
Prepaid expenses and deposits	8,131			8,131
Assets held for sale	—	3,675	(a)	3,675
Current portion of loan receivable	—	99	(g)	99
Current other assets	265	(99)	(g)	166
Income taxes receivable	3,824			3,824
Deferred tax asset	714	(714)	(b)	—

	198,707	2,961		201,668

Property, plant and equipment	597,945	(7,837)	(c)	590,108
Investment property	—	7,837	(c)	7,837
Loan receivable	—	5,131	(g)	5,131
Other non-current assets	14,472	(8,806)	(a), (g)	5,666
Goodwill	45,593			45,593
Deferred tax assets	1,104	2,381	(b), (d)	3,485

	$857,821	$1,667		$859,488

Liabilities and Shareholders’ Equity

Current liabilities:
Auction proceeds payable	$74,726			$74,726
Trade and other payables	88,402			88,402
Current borrowings	5,069	14,257	(h)	19,326

	168,197	14,257		182,454

Non-current borrowings	130,394	(14,257)	(h)	116,137
Other non-current liabilities	1,254			1,254
Deferred tax liabilities	13,565			13,565

	313,410			313,410

Shareholders’ equity:
Share capital	99,980			99,980
Additional paid-in capital	16,146	2,093	(d), (e)	18,239
Retained earnings	411,326	16,533	(e), (f)	427,859
Foreign currency translation reserve	16,959	(16,959)	(f)	—

	544,411	1,667		546,078

	$857,821	$1,667		$859,488

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United

    States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

29.	First-time adoption of IFRS (continued):

Reconciliation	of balance sheets (continued):

	September 30,	September 30,	September 30,	September 30,
	December 31, 2010
		Effect of
	Previous	Transition to
	GAAP	IFRS	Notes	IFRS
Assets

Current assets:
Cash and cash equivalents	$68,185			$68,185
Trade and other receivables	59,818			59,818
Inventory	26,533			26,533
Advances against auction contracts	2,379			2,379
Prepaid expenses and deposits	10,565			10,565
Assets held for sale	—	421	(a)	421
Current portion of loan receivable	—	105	(g)	105
Current other assets	142	(105)	(g)	37
Income taxes receivable	14,635			14,635
Deferred tax asset	211	(211)	(b)	—

	182,468	210		182,678

Property, plant and equipment	627,230	(8,246)	(c)	618,984
Investment property	—	8,246	(c)	8,246
Loan receivable	—	5,026	(g)	5,026
Other non-current assets	11,674	(5,447)	(a), (g)	6,227
Goodwill	46,254			46,254
Deferred tax assets	3,192	1,951	(b), (d), (e)	5,143

	$870,818	$1,740		$872,558

Liabilities and Shareholders’ Equity

Current liabilities:
Auction proceeds payable	$46,463			$46,463
Trade and other payables	87,685			87,685
Income taxes payable	1,900			1,900
Current borrowings	1,087			1,087

	137,135			137,135

Non-current borrowings	135,886			135,886
Other non-current liabilities	1,659			1,659
Deferred tax liabilities	18,011			18,011

	292,691			292,691

Shareholders’ equity:
Share capital	103,978			103,978
Additional paid-in capital	18,697	2,404	(d), (e)	21,101
Retained earnings	433,973	16,295	(d), (e), (f)	450,268
Foreign currency translation reserve	21,479	(16,959)	(f)	4,520

	578,127	1,740		579,867

	$870,818	$1,740		$872,558

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United

    States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

29.	First-time adoption of IFRS (continued):

Reconciliation of cash flows:

The adoption of IFRS has had no impact on the net cash flows of the Company. The changes made to the balance sheet and statements of consolidated income have resulted in reclassifications of various amounts on the statements of cash flows, however as there have been no changes to the net operating, investing or financing cash flows, no reconciliations have been presented.

Notes to the IFRS reconciliations above:

(a)	Reclassification of assets held for sale:

As at January 1, 2010 and December 31, 2010 the Company held assets whose carrying amount would be recovered principally through a sale transaction, rather than through continuing use, and therefore met the criteria of ‘held for sale’. These are reclassified to current assets under IFRS.

(b)	Deferred tax classification:

Under previous GAAP, deferred tax assets and liabilities are classified as current or non-current as appropriate. IFRS does not allow the classification of a current portion of deferred tax, and therefore these amounts have been reclassified as non-current.

(c)	Investment property:

The Company owns certain properties that were classified as property, plant and equipment under previous GAAP and meet the definition of an investment property under IAS 40 Investment Property. This standard requires the carrying value of investment properties to be separately disclosed on the face of the balance sheet; therefore, these amounts have been reclassified on transition to IFRS. The Company has chosen to continue to account for these assets using the cost method.

(d)	Deferred tax on share-based payment:

The Company issues share purchase options to employees who are resident in certain tax jurisdictions where the cost of granting this instrument is deductible for tax purposes when exercised. IAS 12 Income Taxes requires the re-measurement of these options to reflect the value of the deduction based on the market price of the shares at each reporting date, and an adjustment to the deferred tax asset to be created when the award was issued. Previous GAAP required the measurement of the deferred tax asset to be recognized based on the grant date fair value of the options. In revaluing the share purchase options vested but not exercised at the balance sheet date, an adjustment to increase deferred tax assets and additional paid-in capital has been recorded.

(e)	Share-based payments:

Under previous GAAP, the Company recognized share-based compensation expense of awards that vest in multiple instalments as if it were a single award. IFRS requires that each instalment of option awards be treated as a separate option grant, because each instalment has a different vesting period. Therefore the fair value of each instalment is amortized over each instalment’s vesting period, with an impact of decreasing net earnings. The cumulative impact is an increase in additional paid-in capital, a decrease in retained earnings and an increase to the deferred tax asset for options that are tax deductible upon exercise.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to Consolidated Financial Statements

(Tabular dollar amounts expressed in thousands of United

    States dollars, except share and per share amounts)

Years ended December 31, 2011 and 2010

29.	First-time adoption of IFRS (continued):

Notes to the IFRS reconciliations above (continued):

(f)	Cumulative translation differences:

On transition to IFRS, the Company has chosen to apply the election in IFRS 1 regarding IAS 21 The Effects of Changes in Foreign Exchange Rates for cumulative translation differences that existed at the date of transition to IFRS. This eliminates the cumulative translation difference and adjusts retained earnings by the same amount at the Transition Date.

(g)	Reclassification of financial assets:

Within other non-current assets the Company previously included a note receivable balance on a promissory note due from a third party entity. As this is a financial asset which was included in a line with non-financial assets, this has been reclassified for separate presentation under IFRS.

(h)	Reclassification of non-current borrowings:

Borrowings held at the period end which are due to be settled within 12 months of the balance sheet date are classified as current. Under previous GAAP, such obligations are classified as non-current when contractual arrangements have been made for settlement by a means other than current assets. However under IFRS they are only classified as non-current when the refinancing is with the same lender under same or similar terms.

SUPPLEMENTAL QUARTERLY DATA

(Unaudited; tabular dollar amounts expressed in thousands of United States dollars, except per share data)

	September 30,	September 30,	September 30,		September 30,		September 30,		September 30,
	Gross	Auction	Net		Net Earnings Per Share				Closing
2011 (1)	Auction Proceeds	Revenues	Earnings		Basic		Diluted		Stock Price

1st quarter	$851,283	$88,463	$16,570	(2)	$0.16	(2)	$0.16	(2)	$28.15
2nd quarter	1,149,847	114,524	26,763		0.25		0.25		27.49
3rd quarter	673,362	79,709	6,533		0.06		0.06		20.19
4th quarter	1,039,789	113,403	26,767		0.25		0.25		22.08

	$3,714,281	$396,099	$76,633	(2)	$0.72	(2)	$0.72	(2)

	Gross	Auction	Net		Net Earnings Per Share				Closing
2010 (1)	Auction Proceeds	Revenues	Earnings		Basic		Diluted		Stock Price

1st quarter	$776,659	$83,544	$12,707		$0.12		$0.12		$21.53
2nd quarter	951,634	103,300	26,054	(3)	0.25	(3)	0.25	(3)	18.22
3rd quarter	750,912	82,229	13,375		0.13		0.13		20.77
4th quarter	798,566	88,296	13,539		0.13		0.13		23.05

	$3,277,771	$357,369	$65,675	(3)	$0.62	(3)	$0.62	(3)

	Gross	Auction	Net		Net Earnings Per Share				Closing
2009 (1)	Auction Proceeds	Revenues	Earnings		Basic		Diluted		Stock Price

1st quarter	$798,291	$83,675	$19,879	(4)	$0.19	(4)	$0.19	(4)	$18.59
2nd quarter	1,109,331	120,459	38,847		0.37		0.37		23.45
3rd quarter	693,288	75,934	12,892		0.12		0.12		24.54
4th quarter	891,111	97,143	21,834	(4)	0.21	(4)	0.21	(4)	22.43

	$3,492,021	$377,211	$93,452	(4)	$0.89	(4)	$0.88	(4)

	Gross	Auction	Net		Net Earnings Per Share (7)				Closing
2008 (1)	Auction Proceeds	Revenues	Earnings		Basic		Diluted		Stock Price (7)

1st quarter	$781,969	$81,394	$16,407	(5)	$0.16	(5)	$0.16	(5)	$27.37
2nd quarter	1,163,546	115,822	45,919	(5)	0.44	(5)	0.43	(5)	27.13
3rd quarter	767,718	75,909	11,934	(5)	0.11	(5)	0.11	(5)	23.36
4th quarter	853,927	81,693	27,140	(5)	0.26	(5)	0.26	(5)	21.42

	$3,567,160	$354,818	$101,400	(5)	$0.97	(5)	$0.96	(5)

	Gross	Auction	Net		Net Earnings Per Share (7)				Closing
2007 (1)	Auction Proceeds	Revenues (8)	Earnings		Basic		Diluted		Stock Price (7)

1st quarter	$700,368	$68,549	$17,559	(6)	$0.17	(6)	$0.17	(6)	$19.51
2nd quarter	945,256	94,054	26,555	(6)	0.25	(6)	0.25	(6)	20.87
3rd quarter	667,553	67,174	14,903	(6)	0.14	(6)	0.14	(6)	21.70
4th quarter	873,306	82,129	16,966	(6)	0.16	(6)	0.16	(6)	27.57

	$3,186,483	$311,906	$75,983	(6)	$0.73	(6)	$0.72	(6)

(1)	2011 and 2010 figures presented in accordance with International Financial Reporting Standards. 2009, 2008 and 2007 figures presented in accordance with previous Canadian Generally Accepted Accounting Principles.

(2)	Net earnings in the first quarter of 2011 include a gain of $3.5 million ($3.0 million after tax) recorded on the sale of excess property. Excluding the impact of this item, net earnings for the first quarter of 2011 would have been $13.6 million ($0.13 per share, basic and diluted), and net earnings for the full year 2011 would have been $73.6 million ($0.69 per share, basic and diluted).

(3)	Net earnings in the second quarter of 2010 included a gain of $1.2 million ($0.7 million after tax) recorded on the sale of excess property. Excluding the impact of this item, net earnings for the second quarter of 2010 would have been $25.3 million ($0.24 per share, basic and diluted), and net earnings for the full year 2010 would have been $65.2 million ($0.62 per basic share and $0.61 per diluted share).

(4)	Net earnings in the first quarter of 2009 included the impact of foreign exchange on U.S. dollar denominated bank debt held by a Canadian subsidiary, which was assigned in January 2009 to an affiliate whose functional currency is the U.S. dollar to eliminate the impact of currency fluctuations on this debt in future periods. The foreign exchange impact of this bank debt in the first quarter of 2009 was a $0.8 million gain ($0.7 million after tax). Excluding the impact of this item, net earnings for the first quarter of 2009 would have been $19.2 million ($0.18 per share, basic and diluted).

Additionally, net earnings in the fourth quarter of 2009 included a gain of $1.1 million ($0.7 million after tax) recorded on the sale of excess property. Excluding the impact of this item, net earnings for the fourth quarter of 2009 would have been $21.1 million ($0.20 per share, basic and diluted).

Excluding the impact of all items above, net earnings for the full year 2009 would have been $92.0 million ($0.87 per share, basic and diluted).

(5)	Net earnings in the first, second, third and fourth quarters of 2008 included the foreign exchange impact of the U.S. dollar denominated bank debt held by a Canadian subsidiary. The foreign exchange impact of this bank debt in the first, second, third and fourth quarters of 2008 was a $1.0 million ($0.8 million after tax) loss, $0.2 million ($0.2 million after tax) gain, $1.3 million ($1.1 million after tax) loss, and $3.8 million ($3.2 million after tax) loss, respectively.

In addition, net earnings in the first, second and fourth quarters of 2008 included the reclassification of foreign currency translation gains relating to the settlement of foreign currency denominated intercompany loans. The foreign exchange impact of this reclassification in the first, second and fourth quarters of 2008 was $2.1 million ($2.0 million after tax), $0.7 million ($0.5 million after tax) and $12.3 million ($11.1 million after tax), respectively.

Finally, net earnings in the second quarter of 2008 included a gain of $8.3 million ($7.3 million after tax) recorded on the sale of excess property.

Excluding the impact of all items above, net earnings for the first, second, third and fourth quarters of 2008 would have been $15.3 million ($0.15 per basic share and $0.14 per diluted share), $37.9 million ($0.36 per share, basic and diluted), $13.0 million ($0.12 per share, basic and diluted) and $19.2 million ($0.18 per share, basic and diluted), respectively. Net earnings for the full year 2008 would have been $85.5 million ($0.82 per basic share and $0.81 per diluted share).

(6)	Net earnings in 2007 included the foreign exchange impact of the U.S. dollar denominated bank debt held by a Canadian subsidiary. The foreign exchange impact of this bank debt in the first, second, third and fourth quarters of 2007 was a gain of $0.3 million ($0.3 million after tax), $2.4 million ($2.1 million after tax), $2.0 million ($1.7 million after tax) and less than $0.1 million (less than $0.1 million after tax), respectively. Excluding the impact of these items, net earnings for the first, second, third and fourth quarters of 2007 would have been $17.3 million ($0.17 per basic share and $0.16 per diluted share), $24.5 million ($0.23 per share, basic and diluted), $13.2 million ($0.13 per basic share and $0.12 per diluted share) and $16.9 million ($0.16 per share, basic and diluted), respectively. Net earnings for the full year 2007 would have been $71.9 million ($0.69 per basic share and $0.68 per diluted share).

(7)	The Company’s common shares split on a three-for one basis on April 24, 2008. All per share amounts in this table have been adjusted on a retroactive basis for the stock split. As well, the closing stock prices presented in this table have been adjusted for ease of comparison.

(8)	Figures have been reclassified to conform with presentation adopted in 2008.

SELECTED FINANCIAL AND OPERATING DATA

(Tabular dollar amounts expressed in thousands of United States dollars, except per share and operating data)

	September 30,	September 30,	September 30,	September 30,	September 30,
Years ended December 31,	2011(1)	2010(1)	2009(1)	2008(1)	2007(1)

Gross auction proceeds (unaudited)	$3,714,281	$3,277,771	$3,492,021	$3,567,160	$3,186,483

Statement of operations data:
Auction revenues(5)	$396,099	$357,369	$377,211	$354,818	$311,906
Direct expenses(5)	(48,044)	(47,021)	(49,890)	(49,750)	(46,481)

	348,055	310,348	327,321	305,068	265,425

Depreciation and amortization	(42,408)	(37,813)	(31,761)	(24,764)	(19,417)
General and administrative(5)	(201,935)	(181,020)	(168,312)	(164,556)	(144,816)

Earnings from operations	103,712	91,515	127,248	115,748	101,192

Other income (expense)(5):
Foreign exchange gain (loss)(3)(5)	(585)	(49)	(1,085)	11,656	2,802
Gain (loss) on disposition of capital assets(2)	3,861	250	647	6,370	243
Other income (loss)	4,242	1,823	2,857	1,375	1,471
Finance income (costs)(5):
Interest expense	(5,541)	(5,216)	(544)	(859)	(1,206)
Interest income(5)	2,326	2,035	2,400	4,994	7,393

Earnings before income taxes	108,015	90,358	131,523	139,284	111,895
Income taxes	(31,382)	(24,683)	(38,071)	(37,884)	(35,912)

Net earnings(2)(3)	$76,633	$65,675	$93,452	$101,400	$75,983

Net earnings per share-diluted(4)	$0.72	$0.62	$0.88	$0.96	$0.72

Balance sheet data (end of year):
Working capital (including cash)	$63,296	$45,543	$30,510	$47,109	$58,207
Total assets	967,241	872,558	857,821	689,488	672,887
Long-term debt	133,881	135,886	130,394	67,411	44,844
Total shareholders’ equity	617,906	579,867	544,411	465,162	435,116

Selected operating data (unaudited):
Auction revenues as percentage of gross auction proceeds	10.66%	10.90%	10.80%	9.95%	9.79%
Number of consignors at industrial auctions(6)	41,300	40,360	37,050	36,580	34,900
Number of bidders at industrial auctions(6)	385,000	340,600	336,000	378,500	354,500
Number of buyers at industrial auctions(6)	95,550	95,100	97,800	83,950	80,350
Number of permanent auction sites (end of year) (7)	39	35	32	30	28

(1)	2011 and 2010 figures presented in accordance with International Financial Reporting Standards. 2009, 2008 and 2007 figures presented in accordance with previous Canadian Generally Accepted Accounting Principles.

(2)	Net earnings for 2011, 2009, and 2008 included net gains on sales of excess properties of $3.5 million ($3.0 million after tax, or $0.03 per diluted share), $1.1 million ($0.7 million after tax, or $0.01 per diluted share), and $8.3 million ($7.3 million after tax, or $0.07 per diluted share), respectively.

(3)	Net earnings for the full year 2009 included the impact of foreign exchange on U.S. dollar denominated bank debt held by a Canadian subsidiary, which was assigned in January 2009 to an affiliate whose functional currency is the U.S. dollar to eliminate the impact of currency fluctuations on this debt in future periods. The foreign exchange impact of this bank debt in the first quarter of 2009 was a $0.8 million gain ($0.7 million, or less than $0.01 per diluted share, after tax). The equivalent amount in 2008 and 2007 was a foreign exchange loss of $5.8 million ($5.0 million after tax, or $0.05 per diluted share), and a foreign exchange gain of $4.8 million ($4.1 million after tax, or $0.04 per diluted share), respectively.

Net earnings for the full year 2008 also included the reclassification of $15.0 million ($13.6 million after tax, or $0.13 per diluted share) of foreign currency translation gains relating to the settlement of foreign currency denominated intercompany loans.

The Company does not expect such foreign exchange gains or losses relating to financial transactions to recur in future periods.

(4)	Share and per share amounts have been adjusted on a retroactive basis to reflect the three-for-one stock split that occurred on April 24, 2008.

(5)	Figures have been reclassified to conform with presentation adopted in 2008 and 2011.

(6)	Figures have been rounded to conform with presentation adopted in 2011.

(7)	Effective February 2012, the definition of permanent auction sites and regional auction sites (formerly known as regional auction units) changed to better reflect recent investments, which resulted in the reclassification of four sites from regional auction sites to permanent auction sites.

Shareholder Information

Address

Ritchie Bros. Auctioneers Incorporated

9500 Glenlyon Parkway

Burnaby, BC

Canada, V5J 0C6

Telephone:	778.331.5500
Canada (toll-free):	1.800.663.1739
USA (toll-free):	1.800.663.8457
Facsimile:	778.331.5501
Web site:	www.rbauction.com

Board of Directors

Robert W. Murdoch	Chairman and Independent Director
Peter J. Blake	Director & Chief Executive Officer
Beverley A. Briscoe	Independent Director
Eric Patel	Independent Director
Edward B. Pitoniak	Independent Director
Christopher Zimmerman	Independent Director
James M. Micali	Independent Director

Shareholders wishing to speak to the Chairman should call 778.331.5500 or send an email to leaddirector@rbauction.com.

Management Advisory Committee

Peter J. Blake (1)	Chief Executive Officer
Richard J. Aldersley	VP – US South West
Robert S. Armstrong (1)	Chief Strategic Development Officer
Bradley M. Bass	Senior Valuation Analyst – Europe
Jeremy M.T. Black	VP – Business Development; Corporate Secretary
Robert G. Blackadar	VP – National & Major Accounts
Joseph P. Boyle	VP – North East USA
Brent M. Bradshaw	VP – Group Operations (US West)
Stephen H. Branch	VP – Asia
Brian A. Butzelaar	VP – Northern Europe
R. Gary Caufield	Senior Advisor – Insolvency & Legal Affairs
William A. Cooksley	VP – Information Technology
Shane Eshuis	VP – Group Operations (Europe & Middle East)
Robert W. Giroux	VP – US North West
Brian L. Glenn	VP – Western Canada
Curtis C. Hinkelman	Senior VP – Eastern USA
David W. Hobbs	VP – South Central USA
Michael D. Johnston	Senior VP – US West
Jacob W. Lawson	VP – Eastern Canada
Kenton H. Low (1)	Chief Marketing Officer
Robert K. Mackay (1)	President
Warwick N. Mackrell	VP – Australia
Robert A. McLeod (1)	Chief Financial Officer
Andrew Muller (1)	Chief People Officer
David D. Nicholson	Senior VP – Central USA
Doug W. Olive	VP – Pricing & Valuations
Oliver E. Piekaar	VP – Finance
Victor E. Pospiech	Senior VP – Auction Services & Administration
Jeroen L.J. Rijk	VP – Southern Europe
Gary L. Seybold	VP – US South East
Steven C. Simpson (1)	Chief Sales Officer
Kevin R. Tink	Senior VP – Canada & Agriculture
Robert G. Thompson	VP – Properties
Guylain Turgeon	Senior VP – Managing Director Europe & Middle East
Simon A. Wallan	VP – Agriculture
Darren J. Watt	VP – Legal Affairs
Karl W. Werner	Senior VP – Auction Operations
Frank D. Wilson	VP – Group Operations (US Central)

(1)	Member of Senior Leadership Team

Corporate Governance Information

Further Corporate Governance information, including our Report on Corporate Governance, which is included in our Information Circular for our annual meeting of Shareholders, is available on our website at www.rbauction.com.

Investor Relations

Analysts, portfolio managers, investors and representatives of financial institutions seeking financial and operating information may contact:

        Investor Relations Department

        Ritchie Bros. Auctioneers

        9500 Glenlyon Parkway

        Burnaby, BC

        Canada, V5J 0C6

Telephone:	778.331.5500
Canada (toll-free):	1.800.663.1739
USA (toll-free):	1.800.663.8457
Email:	ir@rbauction.com

Copies of the Company’s filings with the U.S. Securities & Exchange Commission and with Canadian securities commissions are available to shareholders and other interested parties on request or can be accessed directly on the internet at www.rbauction.com.

Annual Meeting

The annual meeting of the Company’s shareholders will be held at 11am on Thursday April 30, 2012 at the Company’s head office located at 9500 Glenlyon Parkway, Burnaby, BC, V5J 0C6.

Stock Exchanges

Ritchie Bros. Auctioneers Incorporated is listed on the New York Stock Exchange and the Toronto Stock Exchange and on both exchanges, trades under the symbol “RBA”.

Transfer Agent

Communications concerning transfer requirements, address changes and lost certificates should be directed to:

        Computershare Trust Company of Canada

        510 Burrard Street

        2nd Floor

        Vancouver, British Columbia

        Canada, V6C 3B9

Telephone:	604.661.0226
Canada and USA (toll-free):	1.800.564.6253
Facsimile:	604.661.9401
Facsimile (toll-free):	1.800.249.7775
Self-service:	www.computershare.com

Co-agent in the United States:

        Computershare Trust Company of New York

        New York, NY

Auditors

KPMG LLP

Vancouver, Canada

Dividends

All dividends paid by Ritchie Bros. Auctioneers are eligible dividends, unless indicated otherwise in the Company’s quarterly reports or by press release.